Exhibit 99.1

New Gold Inc.
Annual Information Form
For the Financial Year Ended December 31, 2011

Table of Contents

CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Recent Acquisitions	6
DESCRIPTION OF THE BUSINESS	7
Specialized Skills and Knowledge	7
Principal Products	7
Competitive Conditions	8
Operations	8
Technical Information	9
Summary of Mineral Reserve and Mineral Resource Estimates	10
MINERAL PROPERTIES	15
MESQUITE MINE, UNITED STATES	15
CERRO SAN PEDRO MINE, MEXICO	19
PEAK GOLD MINES, AUSTRALIA	23
NEW AFTON PROJECT, CANADA	27
BLACKWATER PROJECT, CANADA	31
RISK FACTORS	42
NOTES AND DEBENTURES	53
DIVIDENDS	55
DESCRIPTION OF CAPITAL STRUCTURE	55
MARKET FOR SECURITIES	56
DIRECTORS AND OFFICERS	60
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	66
INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS	66
TRANSFER AGENT AND REGISTRAR	67
MATERIAL CONTRACTS	67
INTERESTS OF EXPERTS	68

SCHEDULE “A” AUDIT COMMITTEE CHARTER	A-1
SCHEDULE “B” DEFINITIONS	B-1
SCHEDULE “C” ABBREVIATIONS AND MEASUREMENT CONVERSION	C-1
SCHEDULE “D” CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	D-1

Annual Information Form

FOR THE YEAR ENDED DECEMBER 31, 2011

All information in this annual information form (“Annual Information Form”) is as at December 31, 2011 unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this Annual Information Form, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this Annual Information Form, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would",  “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  Such factors include, without limitation: price levels and volatility in the spot and forward markets for metals and commodities consumed in our mining operations and the impact of any related hedging activities; the uncertainties inherent in current and future legal challenges we are or may become a party to, including the third-party claim relating to the El Morro Project; controls, regulations and political or economic developments in the countries in which we currently or may in the future conduct business; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which we currently or may in the future carry on business; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which we operate; inherent hazards and risks associated with mining operations, including accidents; diminishing quantities or grades of reserves; difficulties identifying appropriate acquisition targets or completing desirable acquisitions, or integrating businesses and assets that we have acquired or may acquire in the future; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; inherent uncertainties associated with mineral exploration; dependency of cash flow and earnings growth upon the development of our current reserve base and converting our resource base to reserves and production; actual capital costs, operating costs and expenditures, production schedules and economic returns from our mining projects; fluctuations in the international currency markets and in the rates of exchange between the U.S. dollar and the currencies of Canada, Australia, Mexico and Chile; volatility of global financial conditions; taxation, including with respect to tax laws and regulations that are unclear or subject to ongoing varying interpretations; significant capital requirements and additional funding requirements; risks associated with joint ventures; dependence on transportation, electric and water facilities and infrastructure; fluctuation in the cost of significant inputs including fuel; delays or disruptions in supplies required for mining, processing, development or exploration activities; disruptions arising from non-performance of our off-take and other counterparties; changes in environmental laws and regulations; potential losses, liabilities and damages related to our business which are uninsured or uninsurable; regulation of greenhouse gas emissions and climate change issues; labor disputes; Aboriginal title claims; defective title to mineral claims or property or contests over claims to mineral properties; competition; and the loss of key employees and our ability to attract and retain qualified personnel.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Most of the financial information in this Annual Information Form is taken from New Gold’s audited consolidated financial statements for the year ended December 31, 2011 (a copy of which is available under the Company’s profile on SEDAR at www.sedar.com).  Readers should refer to such financial statements for additional information.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian disclosure standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Annual Information Form are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made.

As such, certain information contained in this Annual Information Form concerning descriptions of reserves and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “Inferred Mineral Resources” may not form the basis of feasibility studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Total Cash Costs

“Total cash costs” per gold ounce is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. Total cash costs includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash costs is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash costs of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs is intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. See page 52 of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2011, available under the Company’s profile on SEDAR at www.sedar.com, for further discussion.

Currency Presentation and Exchange Rate Information

This Annual Information Form contains references to United States dollars, Canadian dollars and Australian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.   Canadian dollars are referred to as “Canadian dollars” or “C$” and Australian dollars are referred to as “Australian dollars” or “A$”.  Refer to Schedule D of this Annual Information Form for applicable exchange rate information.

Technical Information

The scientific and technical information in this Annual Information Form has been reviewed and approved by Mark Petersen, a Qualified Person under Canadian NI 43-101 and an officer of New Gold.  Mr. Petersen is not “independent” of New Gold within the parameters prescribed by NI 43-101.

Additional Information

Additional information about the Company, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans may be found in the Management Information Circular of the Company filed for its most recent annual meeting of shareholders and other continuous disclosure documents of the Company filed on SEDAR. Additional financial information is provided in the Company’s audited consolidated financial statements and the MD&A for the financial year ended December 31, 2011.  These documents and other information about the Company are available through the Company’s profile on SEDAR at www.sedar.com.

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CORPORATE STRUCTURE

The Company was incorporated on January 31, 1980 as DRC Resources Corporation under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia) (“Act”).  On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and to adopt new articles. On June 1, 2005, the Company changed its name to New Gold Inc.  Effective January 1, 2012, New Gold completed an amalgamation with its wholly-owned subsidiaries Silver Quest Resources Ltd., Geo Minerals Ltd. and Richfield Ventures Corp. under the Act.  The amalgamated company continues as New Gold Inc.

The head and registered office of the Company is Suite 3110, 666 Burrard Street, Vancouver, British Columbia V6C 2X8, Canada.  The Company also has an office at Suite 3120, 200 Bay Street, Toronto, Ontario, M5J 2J4, Canada.

The following chart illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s mines and development projects as at the date of this Annual Information Form.

In this Annual Information Form, except as otherwise required by the context, reference to “New Gold” or the “Company” means, collectively, New Gold Inc. and the Subsidiaries.

New Gold Inc. (BC Canada)
Blackwater Project (BC Canada)
100%
New Afton Project (BC Canada)
100%
100%
Peak Gold Ltd. (BC Canada)
100%
Metallica Resources Inc. (ON Canada)
100%
Rockcliff Group Limited (ON Canada)
100%
Peak Mines Ltd. (BC Canada)
100%
Metallica (Barbados) Inc. (Barbados)
100%
Raleigh Mining International Ltd. (ON Canada)
100%
Western Goldfields Inc. (ON Canada)
100%
Peak Gold Asia Pacific Pty Ltd. (NSW Australia)
100%
Datawave Sciences Inc. (BVI)
83.16%
16.84%
99.998%
0.002%
Minera San Xavier S.A. de C.V. (Mexico)
Servicios del Plata y Oro, S.A. de C.V. (Mexico)
100%
Western Goldfields (USA) Inc. (NV United States)
100%
Peak Gold Mines Pty Ltd. (NSW Australia)
30%
Sociedad Contractual Mineral El Morro (Chile)
70%
Goldcorp Inc.
100%
Cerro San Pedro Mine (Mexico)
100%
Western Mesquite Mines, Inc. (NV United States)
100%
Peak Gold Mines (NSW Australia)
100%
El Morro Project (Chile)
100%
Mesquite Mine (CA United States)

GENERAL DEVELOPMENT OF THE BUSINESS

New Gold is an intermediate gold mining company engaged in the acquisition, exploration, development and operation of mineral properties.

Presently, New Gold has the following material mines and development projects which are described in detail in the “Mineral Properties” section of this Annual Information Form:

•	100% interest in the Mesquite gold mine in Imperial County, California, United States (“Mesquite Mine”)

•	100% interest in the Cerro San Pedro gold-silver mine in Mexico (“Cerro San Pedro Mine”)

•	100% interest in the Peak gold-copper mines in Australia (“Peak Gold Mines”)

•	100% interest in the New Afton copper-gold project in Kamloops, British Columbia, Canada (“New Afton Project”)

•	100% interest in the Blackwater gold project in Prince George, British Columbia, Canada (“Blackwater Project”)

•	30% interest in the El Morro copper-gold project in Chile ( “El Morro Project”)

New Gold has been a natural resource exploration and development company engaged in the acquisition, exploration and development of natural resource properties since 1980.  In August 2005, it acquired the New Afton Project. New Gold completed a business combination with Peak Gold Ltd. (“Peak”) and Metallica Resources Inc. (“Metallica”) on June 30, 2008 (“Peak/Metallica Business Combination”) which resulted in the acquisitions of the Cerro San Pedro Mine, Peak Gold Mines, El Morro Project and the Amapari Mine located in Brazil.  In January 2009, the Company placed its Amapari Mine on temporary care and maintenance due to depletion of ore suitable for treatment at the existing facilities. The Amapari Mine was sold on April 13, 2010 to Beadell Resources Ltd, (“Beadell”), with New Gold receiving $37.0 million in cash and 115 million Beadell shares. In December 2010, New Gold sold its Beadell shares for $58.4 million.

New Gold completed a business combination with Western Goldfields Inc. (“Western Goldfields”) on June 1, 2009 (“Western Goldfields Business Combination”) which resulted in the acquisition of the Mesquite Mine. On October 7, 2009, the Company announced that the terms of its Mesquite Mine term loan facility had been amended and a $15 million prepayment was made, reducing the outstanding principal to $45.8 million. The facility was fully repaid in February 2010.

On September 11, 2009, the Company completed a bought deal public offering of 30,705,000 common shares (including the full exercise of the over-allotment option by the underwriters) at a price of C$3.75 for aggregate gross proceeds to the Company of approximately C$115 million.

New Gold owns 100% of the Cerro San Pedro Mine through the Mexican Company, Minera San Xavier S.A. de C.V. (“MSX”).  The Cerro San Pedro Mine has a history of ongoing legal challenges.  MSX was issued an environmental authorization (“EIS”) for the Cerro San Pedro Mine by SEMARNAT, the Mexican environmental regulatory agency, in February 1999 for exploration, construction and production stages.  The 1999 EIS was nullified and a new one was issued in 2006 following an action brought by a group opposing the Cerro San Pedro Mine.  In 2006, a group opposing the Mine filed a lawsuit against SEMARNAT alleging that the 2006 EIS did not comply with a Mexican Federal Court order.  After protracted litigation, the Collegiate Appeals Court in Mexico City ruled unanimously in favour of MSX’s position in its appeal against the nullification of the 2006 EIS and the Federal Court of Fiscal and Administrative Justice issued a new resolution in July 2011 requiring SEMARNAT to reanalyze the challenge to the 2006 EIS.  In March 2011, the municipality of Cerro De San Pedro approved a new municipal land use plan (“New Municipal Plan”), after public consultation.  The New Municipal Plan clearly designates the area of the Cerro San Pedro Mine for mining, and New Gold believes that this resolves any ambiguity regarding land use in the area in which the Cerro San Pedro Mine is located.  In April 2011, MSX filed a request for a new EIS based on the New Municipal Plan and on August 5, 2011 a new EIS was granted by SEMARNAT.  The 2011 EIS contains a number of conditions with which MSX must comply and the work to fulfill these conditions is in progress.  In particular, MSX must present a proposal for the remediation of contaminated soils at the conclusion of the Mine’s productive life and build and operate additional subsurface monitoring wells.  The duration of MSX’s recent municipal land usage permit is open-ended and its other operating permits remain in full effect.

The Company previously held asset backed commercial paper (“ABCP”) that matured in 2007.  When the ABCP matured but was not redeemed, there was a restructuring resulting in the issuance of long-term asset backed securities (“Asset Backed Notes”) on January 21, 2009.

During the fourth quarter of 2009, New Gold sold C$56.3 million of face value Asset Backed Notes for cash proceeds of C$31.2 million and a further C$83.1 million for cash proceeds of C$49.9 million in the first quarter of 2010.  In February 2011, all remaining Asset Backed Notes were disposed of for cash proceeds of C$8.8 million.

On January 7, 2010, New Gold’s wholly owned subsidiary Datawave Sciences Inc. (“Datawave”) provided notice to Xstrata Copper Chile S.A. (“Xstrata”) of the exercise of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro Project for $463.0 million. Datawave held a right of first refusal over Xstrata’s 70% interest, which came into effect when an agreement between Barrick Gold Corporation (“Barrick”) and Xstrata was announced October 12, 2009. A subsidiary of Goldcorp Inc. (“Goldcorp”) loaned $463.0 million to a Datawave subsidiary to fund the exercise of the right of first refusal.  After acquisition of Xstrata’s 70% interest by the Datawave subsidiary, Datawave sold that subsidiary to a subsidiary of Goldcorp.  Concurrent with this sale, Datawave received a $50.0 million payment and the parties amended the terms of the existing shareholders’ agreement. Under the revised shareholders’ agreement, Goldcorp (through its subsidiary) agreed to fund 100% of Datawave’s share of the development and construction capital for the El Morro Project. On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp, and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro Project. New Gold believes the claim is without merit and is defending this action using all available legal avenues.  The trial commenced June 2011 and the closing arguments are now complete, with a decision expected by the end of the second quarter 2012.  See “Legal Proceedings and Regulatory Actions”.

On December 14, 2010, New Gold entered into an agreement with a syndicate of banks to establish a $150.0 million revolving credit facility (“Facility”) further enhancing the Company's financial flexibility.  As a term of the Facility, the Company has granted the lenders a first ranking lien on the present and future property of the Mesquite Mine, Cerro San Pedro Mine and Peak Gold Mines, subject to permitted encumbrances.  The Facility has an initial term of three years, with annual extensions permitted, and provides New Gold with additional liquidity supplementing the Company's already strong cash position.

Recent Acquisitions

The Company completed three separate acquisitions during 2011, each relating to its Blackwater Project located in central British Columbia, Canada.

On June 1, 2011, the Company acquired all of the outstanding shares of Richfield Ventures Corp. (“Richfield”) through a plan of arrangement, pursuant to which Richfield shareholders received 0.9217 of a common share of New Gold and nominal cash consideration for each Richfield share held. New Gold issued 48.6 million common shares under the arrangement.  Following completion of the arrangement, New Gold added the Backwater Project to its portfolio of assets.

On December 21, 2011, the Company acquired all of the outstanding shares of Geo Minerals Ltd. (“Geo”) which had additional landholdings in the Blackwater Project area. The transaction was a plan of arrangement under which shareholders of Geo (including holders of options and warrants) received cash consideration of $22.0 million for their Geo shares. Following New Gold’s acquisition of Geo’s cash balance at closing of the Geo Arrangement, the net cash payment made by New Gold in respect of the arrangement was $18.3 million.

On December 23, 2011, the Company acquired Silver Quest Resources Ltd. (“Silver Quest”) which held the remaining 25% interest in the Blackwater Project as well as the Capoose property which is located near the Blackwater Project and covers approximately 410 square kilometres of land. The transaction was a plan of arrangement under which the shareholders of Silver Quest (including holders of options) received 0.09 of a common share of New Gold and nominal cash consideration for each Silver Quest share held.  New Gold issued 10.5 million common shares to former Silver Quest shareholders under the arrangement.

New Gold did not file a Form 51-201F4 (“Business Acquisition Report”) in respect of its acquisitions of Richfield, Geo or Silver Quest.

On March 7, 2012, New Gold announced an updated Mineral Resource Estimate for its Blackwater Project that will form the basis for its Preliminary Economic Assessment targeted for completion during the third quarter of 2012.  See the notes to the “Summary of Mineral Reserve and Mineral Resource Estimates” in the “Description of Business” section of this Annual Information Form for the updated Mineral Resource Estimate for the Blackwater Project.

On March 23, 2012 New Gold adopted a shareholder rights plan (“Plan”) to provide the Board of directors with more time to consider alternatives in the event of a takeover bid for the common shares of New Gold.  The record date for the distribution of the rights to shareholders is April 2, 2012.  The Plan is effective, but it is subject to ratification by shareholders within six months of its implementation.

DESCRIPTION OF THE BUSINESS

The Company’s operating assets consist of the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico, and the Peak Gold Mines in Australia.  Significant development projects include the New Afton and Blackwater Projects in Canada, a 30% interest in the El Morro Project in Chile.

New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential in a safe and an environmentally and socially responsible manner.

Refer to the Company’s MD&A for the year ended December 31, 2011, available under the Company’s profile on SEDAR at www.sedar.com for a detailed description of the Company’s business, including each of its operating segments. In addition to information set out elsewhere in this Annual Information Form, the following information applies to each of the Company’s reportable operating segments.

Specialized Skills and Knowledge

All aspects of New Gold’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, mine planning, engineering, construction, regulatory compliance and accounting. New Gold has found that it can locate and retain employees and contractors with such skills and knowledge.

Principal Products

The Company’s principal products are gold, silver and copper.  There are worldwide gold, silver and copper markets into which the Company can sell and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold, silver and copper which it produces.

Competitive Conditions

The precious and base mineral exploration and mining business is competitive.  The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties.  The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Operations

Raw Materials

The Company has the following Mineral Reserves: gold at the Mesquite Mine; gold and silver at the Cerro San Pedro Mine; gold and copper at the Peak Gold Mines and the El Morro Project; gold, silver and copper at the New Afton Project; and gold and silver at the Blackwater Project.  See “Summary of Mineral Reserve and Mineral Resource Estimates”.

Employees

As at December 31, 2011, the Company had the following employees and contractors:

Location	Full-Time	Contractors

Vancouver Office	19	2
Toronto Office	19	4
Corporate Exploration Team	9	-
Mesquite Mine	279	6
Cerro San Pedro Mine*	435	39
Peak Gold Mines	297	39
New Afton Project	385	409
Blackwater Project	66	97
El Morro Project	-	-
	1,509	596
* As at December 31, 2011, 300 employees at the Cerro San Pedro Mine belonged to a union.

Foreign Operations

The Company currently owns 100% of the Mesquite Mine in the United States, 100% of the Cerro San Pedro Mine in Mexico, 100% of the Peak Gold Mines in Australia and 30% of the El Morro Project in Chile.  Any changes in regulations or shifts in political attitudes in these foreign jurisdictions are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes to such regulations) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors – Foreign Operations”.

Environmental Protection and Social and Environmental Policies

The Company’s mining, exploration and development activities are subject to various federal, provincial, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.  In all jurisdictions where New Gold operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation.  Details and quantification of New Gold reclamation and closure costs obligations are set out in Note 14 of the Company’s audited consolidated financial statements for the year ended December 31, 2011.

The financial and operational effect of environmental protection requirements on the capital expenditures and earnings of each mineral property are not significantly different than that of similar sized mines, and therefore do not and should not impact the Company’s competitive position in the current or future financial years.

New Gold has implemented a health, safety, environmental, and sustainability policy which states that the Company is committed to excellence in the management of health, safety, environment and sustainability, which it considers a key driver to achieving a productive and profitable business that contributes to sustainable development for present and future generations.  The policy identifies a number of actions to be taken by the Company to achieve its objectives, including continuously improving the Company’s health, safety and environmental systems by reviewing objectives and targets, through evaluations and audits and development of performance plans.  Resources are focused to achieve shareholder profitability in all operations while maintaining New Gold’s commitment to fostering sustainable communities and to take the views, customs and culture of the Company’s stakeholders into account. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment.

Technical Information

CIM Standards Definitions

The estimated Mineral Reserve and Mineral Resource for the Mesquite Mine, Cerro San Pedro Mine, the New Afton Project, the Blackwater Project and the El Morro Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”).  The CIM Standards Definitions used in this Annual Information Form are set out in the attached Schedule B.

JORC Code Definitions

The estimated Mineral Reserve and Mineral Resource for the Peak Gold Mines have been calculated in accordance with the current (2004) version of the Australasian Institute of Mining and Metallurgy’s (“AusIMM”) Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards, and were restated in accordance with the requirements of the Canadian Securities Administrators’ NI 43-101 to comply with CIM Standards.

The definitions of Ore Reserves and Mineral Resources as contained in the JORC Code have been reconciled to the definitions contained in the CIM Standards. If the Ore Reserves and Mineral Resources for the Peak Gold Mines were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

The JORC Code Definitions used in this Annual Information Form are set out in the attached Schedule B.

Abbreviations

Unless otherwise defined, abbreviations used in this Annual Information Form are set out in the attached Schedule C.

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Summary of Mineral Reserve and Mineral Resource Estimates

On February 2, 2012, the Company reported consolidated Mineral Reserve and Resource estimates for its mines and development projects as at December 31, 2011.  A consolidated summary of total gold, silver and copper contained within New Gold’s global Mineral Reserves and Resources is set out in the table below.

The Company’s Mineral Reserve and Resource estimates have been complied by Mark Petersen, a qualified person under NI 43-101 and an officer of New Gold, based on estimates prepared under the direction of qualified persons under NI 43-101.  See - “Mineral Properties”.

New Gold Mineral Reserves and Resources Summary as at December 31, 2011

	Contained Metals
	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mineral Reserves
Proven	2,803	13,525	1,182	-	-
Probable	5,059	20,822	1,706	-	-
Total P&P	7,863	34,347	2,888	-	-

Mineral Resources
Measured	4,432	22,449	2,313	187	29
Indicated	14,365	92,819	1,633	566	77
Total M&I	18,797	115,268	3,946	753	106
Inferred	6,323	76,856	2,202	698	190
Notes to the Mineral Reserve and Resource estimates are provided on pages 13 and 14 of this Annual Information Form.

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Mineral Reserves

Mineral Reserve estimates for the Mesquite Mine, Cerro San Pedro Mine, Peak Gold Mines, New Afton Project and El Morro Project as at December 31, 2011, are presented in the table below.

Mineral Reserve Estimates – as at December 31, 2011

	Metal Grade				Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Mesquite Mine
Proven	14,548	0.67	-	-	313	-	-
Probable	138,796	0.55	-	-	2,448	-	-
Mesquite P&P	153,345	0.56	-	-	2,762	-	-
Cerro San Pedro Mine
Proven	23,972	0.58	16.99	-	447	13,091	-
Probable	35,267	0.49	15.30	-	559	17,352	-
CSP P&P	59,239	0.53	15.98	-	1,006	30,443	-
Peak Gold Mines
Proven	1,608	6.33	8.4	0.82	327	434	29
Probable	1,811	4.80	6.7	0.92	279	390	37
Peak P&P	3,419	5.50	7.5	0.87	606	824	66
New Afton Project
Proven	-	-	-	-	-	-	-
Probable	47,900	0.64	2.0	0.90	986	3,080	954
New Afton P&P	47,900	0.64	2.0	0.90	986	3,080	954
El Morro Project	100% Basis				30% Basis
Proven	308,036	0.58	-	0.57	1,716	-	1,153
Probable	212,167	0.38	-	0.51	787	-	715
El Morro P&P	520,024	0.50	-	0.54	2,503	-	1,868
Notes to the Mineral Reserve estimates are provided on pages 13 and 14 of this Annual Information Form.

[Remainder of Page Intentionally Blank]

Mineral Resources

Mineral Resource estimates for the Mesquite Mine, Cerro San Pedro Mine, Peak Gold Mines, New Afton Project and El Morro Project inclusive of Mineral Reserves, as well as Mineral Resource estimates for the Blackwater Project, as at December 31, 2011, are presented in the tables below.

Measured and Indicated Mineral Resource Estimates (Inclusive of Reserves) as at December 31, 2011

	Metal Grade						Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Zinc %	Lead %	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mesquite Mine
Measured - oxide	19,182	0.51	-	-	-	-	316	-	-	-	-
Indicated - oxide	269,872	0.39	-	-	-	-	3,407	-	-	-	-
Mesquite M&I - oxide	289,054	0.40	-	-	-	-	3,723	-	-	-	-
Measured – non-oxide	4,688	0.91	-	-	-	-	137	-	-	-	-
Indicated – non-oxide	79,851	0.65	-	-	-	-	1,674	-	-	-	-
Mesquite M&I – non-oxide	84,539	0.66	-	-	-	-	1,811	-	-	-	-
Mesquite M&I	373,594	0.46	-	-	-	-	5,534	-	-	-	-
Cerro San Pedro Mine
Measured – open pit oxide	25,722	0.44	15.36	-	-	-	367	12,706	-	-	-
Indicated – open pit oxide	55,647	0.31	12.28	-	-	-	546	21,976	-	-	-
CSP M&I – open pit oxide	81,369	0.35	13.26	-	-	-	913	34,682	-	-	-
Measured – open pit sulphide	13,317	0.54	13.60	-	0.64	0.10	232	5,823	-	187	29
Indicated – open pit sulphide	46,697	0.44	10.23	-	0.55	0.08	667	15,355	-	566	77
CSP M&I – open pit sulphide	60,014	0.47	10.98	-	0.57	0.08	899	21,178	-	753	106
CSP M&I							1,812	55,860
Peak Gold Mines
Measured	3,092	4.89	7.3	1.14	-	-	486	726	78	-	-
Indicated	3,697	3.89	7.1	1.09	-	-	462	844	89	-	-
Peak M&I	6,789	4.30	7.2	1.11	-	-	948	1,570	167	-	-
New Afton Project
Measured	36,500	0.90	2.7	1.24	-	-	1,058	3,194	1,002	-	-
Indicated	33,300	0.64	2.1	0.80	-	-	685	2,276	584	-	-
New Afton M&I	69,800	0.78	2.4	1.03	-	-	1,742	5,470	1,586	-	-
Blackwater Project
Indicated	163,605	1.03	4.9	-	-	-	5,423	25,774	-	-	-
Capoose property
Indicated	31,216	0.38	26.5	-	-	-	384	26,594	-	-	-
El Morro Project	100% basis						30% basis
Measured - open pit	343,088	0.55	-	0.54	-	-	1,836	-	1,233	-	-
Indicated – open pit	333,312	0.35	-	0.44	-	-	1,117	-	960	-	-
El Morro M&I – open pit	676,400	0.45	-	0.49	-	-	2,954	-	2,193	-	-
Notes to the Mineral Resource estimates are provided on pages 13 and 14 of this Annual Information Form.

Inferred Mineral Resource Estimates as at December 31, 2011

	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Zinc %	Lead %	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mesquite Mine	38,633	0.41	-	-	-	-	512	-	-	-	-
Cerro San Pedro Mine
Inferred – open pit oxide	40,355	0.17	8.55	-	-	-	214	11,091	-	-	-
Inferred – open pit sulphides	24,736	0.47	7.40	-	0.50	0.07	374	5,882	-	271	39
							588	16,972		271	39
Manto underground sulphide	6,270	1.83	94.51	-	3.09	1.09	368	19,052	-	427	151
Peak Gold Mines	3,147	2.56	4.8	1.5	-	-	259	486	107	-	-
New Afton Project	29,200	0.51	1.6	0.61	-	-	483	1,478	390	-	-
Blackwater Project	69,267	0.84	4.2	-	-	-	1,860	9,350	-	-	-
Capoose property	37,256	0.37	24.6	-	-	-	443	29,518	-	-	-
El Morro Project	100% basis						30% basis
Open pit	637,495	0.10	-	0.25	-	-	605	-	1,045	-	-
Underground	128,280	0.97	-	0.78	-	-	1,205	-	660	-	-
El Morro Inferred							1,810		1,705
Notes to the Inferred Mineral Resource estimates are provided on pages 13 and 14 of this Annual Information Form.

Notes to Mineral Reserve and Resource Estimates

Mineral Reserves for properties where reserves have been defined are contained within Measured and Indicated Mineral Resources. Measured and Indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability as defined by a technical feasibility study. Inferred Mineral Resources are not known with the same degree of certainty as Measured and Indicated Resources, have not demonstrated economic viability, and are exclusive of Mineral Reserves. Mineral Reserves have been estimated and reported in accordance with the CIM Standards and NI 43-101, as well as the AusIMM JORC equivalent for Peak Mines. The Mineral Reserve and Resource estimates and other technical information in this Annual Information Form have been reviewed and approved by Mark Petersen, a Qualified Person under Canadian NI 43-101 and an officer of New Gold.  Mr. Petersen is not “independent” of New Gold within the parameters prescribed by NI 43-101.

1.	Subsequent updated Mineral Resource Estimate for the Blackwater Project as at March 7, 2012:

Blackwater Project March 7, 2012 Mineral Resource Estimate
Indicated Resource						Inferred Resource
Cut-off (g/t)	Tonnes (000's)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)	Cut-off (g/t)	Tonnes (000's)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
0.40	174,407	0.98	4.6	5.47	25.8	0.40	91,566	0.78	3.8	2.28	11.2

For additional information with respect to the above, updated estimates, including key parameters, assumptions and associated risks, refer to the Blackwater Report available on SEDAR at www.sedar.com.

2.	Mineral Reserves for the Company’s mining operations and development projects have been calculated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold US$/oz	Silver US$/oz	Copper US$/lb	Lower cut-off
Mesquite	$1,200	-	-	0.21 g/t Au – Oxide reserves 0.41 g/t Au – Non-oxide reserves
Cerro San Pedro	$1,200	$20.00	-	US$3.49/t NSR
Peak Mines	$1,300	$25.00	$2.75	A$130 – 184/t NSR
New Afton	$1,200	$20.00	$2.50	US$24/t NSR
El Morro	$1,200	-	$2.75	0.20% Cu

3.	Mineral Resources for the Company’s mining operations and development projects have been calculated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold US$/oz	Silver US$/oz	Copper US$/lb	Zinc US$/lb	Lead US$/lb	Lower cut-off
Mesquite	$1,300	-	-	-	-	0.11 g/t Au – Oxide Resources 0.22 g/t Au – Non-oxide Resources
Cerro San Pedro	$1,300	$24.00	-	$1.00	$1.00	0.1 g/t AuEq – Open pit oxide Resources 0.4 g/t AuEq – Open pit sulphide Resources 2.5 g/t AuEq – Underground manto Resources
Peak Mines	$1,300	$24.00	$2.75	$0.85	$0.65	A$103 - 137/t NSR
New Afton	$1,300	$24.00	$2.75	-	-	0.40% CuEq – All Resources
El Morro	$1,350	-	$3.25	-	-	0.15% Cu – Open pit Resources 0.20% Cu – Underground Resources
Blackwater	$1,300	-	-	-	-	0.40 g/t Au – All Resources
Capoose	$1,025	-	-	-	-	0.40 g/t AuEq – All Resources

4.	Mineral Resources have been estimated and reported in accordance with the standards of the CIM and NI 43-101, as well as the AusIMM JORC equivalent for Peak Mines.

5.
The Company’s Mineral Reserve and Resource estimates may be subject to legal, political, environmental and other risks that may materially affect the development of such estimates.  Readers should carefully review the Risk Factors section of this Annual Information Form and the Company’s technical reports available under its profile on the SEDAR website at www.sedar.com for more information on such risks.

Mineral Resources are classified as measured, indicated and inferred resources and are reported based on technical and economic parameters consistent with the methods most suitable for their potential extraction and mineral processing. Where different mining and/or processing methods might be applied to different portions of a Mineral Resource, the designators ‘open pit’ and ‘underground’ have been applied to indicate likely mining method. Likewise the designators ‘oxide’, ‘non-oxide’ and ‘sulphide’ have been applied to indicate the type of mineralization as it relates to appropriate mineral processing method. Additional details regarding Mineral Resource estimation methods, classification criteria and reporting parameters for each of New Gold’s mines and projects are provided in the respective NI 43-101 Technical Reports available on SEDAR.

MINERAL PROPERTIES

MESQUITE MINE, UNITED STATES

The following disclosure relating to the Mesquite Mine is based, in part, on information derived from the technical report entitled  “Technical Report on the Mesquite Mine, Brawley, California, U.S.A.”, dated February 26, 2010 (“Mesquite Report”). The Mesquite Report is available for review under the Company’s profile on SEDAR at www.sedar.com.  The following disclosure has been updated to include information about the Mesquite Mine subsequent to the date of the Mesquite Report.  See “Interests of Experts” for details of the Qualified Persons who prepared the Mesquite Report and approved the following disclosure.

Project Description, Location, Access and Other Information

The Mesquite Mine is located in Imperial County, in southern California, United States, 39 kilometres (24 miles) north of the border with Mexico and 26 kilometres (16 miles) west of the border with the State of Arizona.  Access to the property is via good quality paved roads.  Local resources are available in the towns of Brawley, California and Yuma, Arizona, at distances from the mine of 56 kilometres (35 miles) and 84 kilometres (52 miles) respectively.

The Company became the owner of the Mesquite Mine in 2008 following the Western Goldfields Business Combination. The mine is operated by the Company’s wholly owned subsidiary, Western Mesquite Mines, Inc. (“WMMI”).

Currently, the major assets and facilities associated with the Mesquite Mine are:

•	Mineral resources and reserves in the Cholla, Big Chief, Rainbow, Vista, and North Big Chief deposits.
•	The physical plant site including heap leach pads, process plant, workshops, warehouses, administration buildings, and dry facilities.
•	Facilities providing basic infrastructure to the mine, including electric power, heat, water treatment and supply, and sewage treatment.
•	Mine infrastructure including open pits, ramps, maintenance shops, and mobile equipment fleet.

The mineral rights at the Mesquite Mine cover a total area of approximately 1,890 hectares (4,670 acres).  They comprise  212 unpatented and 53 patented mining lode claims, 122 patented and 97 unpatented mill site claims, 266.3 hectares (658 acres) of California state leased land, and 127.5 hectares (315 acres) of fee lands.  All of the present and future property of the Mesquite Mine is subject to a first ranking lien in favour of the lenders under the Facility (see the “General Development of the Business” section for more information).

In November 2003, Western Goldfields (“WGI”) acquired the Mesquite Mine from Newmont Mining Corporation (“Newmont”).  Under the terms of the agreement, WGI assumed the environmental reclamation and closure liability at the Mesquite Mine along with liability for production royalties ranging from 2% to 6.8% depending on the location.  Newmont’s 2% net smelter royalty on newly mined ore from the project was transferred to Franco-Nevada Corporation in 2007.  The majority of material planned for future mining at Mesquite will be subject only to the 2% royalty held by Franco-Nevada.

In 1993, Hospah Coal Company (“Hospah”), a subsidiary of Newmont, entered into a Mineral Lease and Landfill Agreement (the “Landfill Agreement”) with Hanson Resource Company (now the Los Angeles County Sanitation District (“LACSD”)).  LACSD has constructed a landfill facility adjacent to and overlying portions of the existing Mesquite Mine property.  Under the Landfill Agreement, WMMI retains the right to conduct mining and processing activities anywhere within the Mesquite property for an initial period through 2024, with automatic extensions until 2078.  LACSD has the right to utilize portions of the overburden stockpiles and spent ore from the leach pads for landfill cover and other general purposes.  Additional details of the Landfill Agreement are available in the Mesquite Report.

Mesquite’s climate is arid, with high temperatures in summer and an average annual temperature of 73 degrees Fahrenheit (22.7 degrees Celsius).  The Mine is located southwest of the Chocolate Mountains at an elevation of between 600 to 1,000 feet (183 to 305 metres) above sea level.  The Mine is on an alluvial fan that slopes gently from the northeast to the southwest. Its vegetation consists of sparse desert vegetation, including creosote bush, brittle brush, barrel cactus and cholla cactus.

History

Gold was discovered at Mesquite around 1876 by railroad track crews.  Exploration began in earnest during the 1970s and included work by Placer-Amex, Conoco, Glamis Gold Corporation (“Glamis”), Newmont, and Gold Fields Mining Corporation (“Gold Fields”).

In the 1980s, Gold Fields initiated an exploration program that included surface sampling, geophysics and drilling.  By 1993, Gold Fields had drilled over 5,000 holes totalling approximately 732,000 metres or 2.4 million feet.

Gold Fields began a commercial heap leach gold operation at Mesquite in March 1986.  Santa Fe Pacific Gold Corporation (“Santa Fe”) acquired the Mine from Gold Fields in 1993.  Newmont acquired the Mesquite Mine in 1997 via its acquisition of Santa Fe, and mined the deposit through May 2001 when a slope failure in the Big Chief pit and the low price of gold caused the existing reserves to be uneconomic.  Approximately 3.05 million ounces of gold were recovered between 1985 and the suspension of heap leach operations in 2007, with a calculated average gold recovery of 76.5%.

The Mesquite Mine received regulatory approval to begin mining operations anew on July 2, 2007.  Commercial production recommenced in January 2008.  In June 2009, following the business combination with Western Goldfields, New Gold became the operator.

Geological Setting and Mineralization

The Mesquite District lies on the southwest flank of the Chocolate Mountains in amphibolite-grade metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust.  These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust of extremely complex history.  Readers are referred to the “Geological Setting” section of the Mesquite Report for further details on regional and local geology.

The Mesquite Mine comprises two sub-parallel, Oligocene-age ore bodies: Big Chief – Vista and Rainbow.  Gold mineralization is hosted by Mesozoic gneisses that are intruded by biotite/muscovite rich granites.  The district is covered by a thin veneer (0-90 metres) of Tertiary and Quaternary sediments.  Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.

The gold mineralization at Mesquite was deposited in an epithermal setting, within 150 to 300 metres (500 feet to 1,000 feet) of the surface.  The bulk of the economically attractive mineralization occurs as disseminations and veins in the gneisses.  The majority of the veining is controlled by moderate to steeply dipping faults.  Two types of gold mineralization are dominant: pods of mineralization of limited extent at fault intersections and mineralized trends along faults.

Gold occurs at Mesquite as native gold ranging in size from very coarse to submicron disseminations.  Silver-free native gold is the most common type in the oxidized zone.  A second type of gold is silver-bearing coarse gold typically found in the unoxidized zone.

Test work on unoxidized ore indicates that 65% to 78% of the gold is liberated free milling gold, 13% is associated with refractory sulphide minerals, and the remainder is associated with iron oxides and carbonates.

Exploration and Drilling

Most of the exploration work conducted at Mesquite pre-dates New Gold’s ownership and occurred as drilling.  The Mesquite Mine historical database represents approximately 823,000 metres or 2.7 million feet of drilling in 6,221 drill holes, most of which are RC holes.  A total of 103 holes in the database are diamond (“core”) drill holes. Most of the drill holes are vertical and have not been subjected to down hole surveys. In general, the disseminated mineralization appears to be flat-lying or slightly dipping. Consequently, the vertical drilling provides a reasonable estimate of the true mineralization thickness.

Gold Fields conducted the majority of the drilling on the property.  Additional details on its drilling methods and results are chronicled in the Mesquite Report.  Santa Fe and Newmont also carried out drill campaigns but no documentation of those campaigns is available.

Subsequent to the completion of the Mesquite Report in July 2010, New Gold commenced an exploration drilling program to test for potential extensions to the sulphide portion of the Mineral Resource beneath the Mineral Reserve pit. The program consisted of 37 holes totaling 11,079 metres (36,350 feet) of combined core and RC drilling. The results of the drilling program indicate that the potential to expand the sulphide resource is insufficient to warrant further exploration.  As a result of the 2010 drilling program, an additional 1.1 million ounces were added to the Mesquite oxide resource base.  No significant exploration drilling was conducted during 2011.  The Company has no plans to conduct further exploration work at Mesquite during 2012.

Sampling and Analysis

The majority of drilling conducted at Mesquite is historic in nature and, in the case of the Santa Fe and Newmont programs, sampling methods were not documented.  There are no indications of deficiencies in sampling method or sample recovery that would impact the reliability of results.  Furthermore, it is the authors’ opinion, as stated in the Mesquite Report, that the historic sampling method and approach are appropriate for Mineral Resource estimation, an assertion supported by the fact that the Mineral Resource estimates reconcile reasonably well with actual production.

Reverse circulation sampling conducted during New Gold’s 2010 drilling program was completed using water injection methods as required by California environmental regulations.  Sampling of both RC cuttings and core was carried out at nominal one and a half metre (five foot) intervals.  The sample was split to create a duplicate sample.  One set of samples was shipped offsite to an independent laboratory for sample preparation and gold analysis and the duplicate was stored for future reference and analyses.

Core and RC drilling samples collected during New Gold’s 2010 exploration program were analyzed for gold via fire assay with an AA finish and were also analyzed for cyanide-soluble gold.  A pulp from each sample is stored in the core storage facility at the Mesquite Mine site.

The Company’s 2010 exploration program included a quality assurance/quality control (“QA/QC”) program at the Mesquite Mine using industry best practices that are consistent with the QA/QC protocols in use at all of its exploration and development projects. Key elements of the Company’s QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved and shipped in sealed bags to an independent analytical service provider in Reno, Nevada.

Refer to the Mesquite Report for specifics of the quality control and data verification programs.  As stated in the Mesquite Report, the data quality was considered adequate for Resource estimation as defined under NI 43-101 and the present protocols for data acquisition and management reasonable.

Metallurgical Testing

Metallurgical testing continued during 2011 in order to confirm estimated gold recoveries for sulphide mineralization via the existing heap leach process.

Mineral Resource and Mineral Reserve Estimates

The Mesquite Mineral Resources effective December 31, 2011, are summarized in the “Measured and Indicated Mineral Resource Estimates (Inclusive of Reserves) as at December 31, 2011” and “Inferred Mineral Resource Estimates as at December 31, 2011” tables.  See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

The Mesquite Mineral Reserves, effective December 31, 2011, are summarized in the “Mineral Reserve Estimates – as at December 31, 2011” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.

Mining Operations

Mining Methods

The Mesquite Mine is an operating open pit mine.  Mining is performed using a conventional truck/shovel open-pit mining method.   Run-of-mine ore is hauled directly to the leach pad for processing.  Current mine production in 2011 was a nominal 126,000 tonnes per day on average of total material, including a nominal 32,000 tonnes per day of ore that was hauled to the leach pad.

Recovery Methods

Mineral processing is by heap leach in a carbon in-column circuit assaying approximately 92% gold.  Process recoveries are determined by oxidation.  Ultimate gold recovered for the mine reserves and life-of-mine production plan are based on 75% recovery of the oxide ores and gravels and 35% recovery of the non-oxide ores.

Markets and Contracts

Doré is shipped from site to a major refiner where the gold and silver are further refined to bullion.  Gold is subsequently sold to bullion banks on the spot market when outturned at the refinery.

Environmental Conditions

There are no notable environmental conditions affecting mining operations, and WMMI is in compliance with all permits.  Total undiscounted closure cost liability as at December 31, 2011 is estimated at $12.4 million excluding salvage value of the assets.  New Gold expects to incur this obligation between 2012 and 2028.

Economic Analysis

The Mesquite Mine is projected to operate through 2023 based on metal prices of $1,200 per ounce gold.

During 2011, Mesquite produced 158,004 ounces gold at total cash costs of $646 per ounce.  The Mesquite Mine is expected to produce 140,000 to 150,000 ounces of gold in 2012 at total cash costs of $710 to $730 per ounce.

The applicable U.S. federal income taxes are 35% and California state income taxes are 8.8%, yielding a combined income tax burden of 40.7%.

Exploration and Development

No noteworthy exploration or development is planned.

CERRO SAN PEDRO MINE, MEXICO

The following disclosure relating to the Cerro San Pedro Mine is based, in part, on information derived from the amended technical report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” dated February 16, 2010 and amended March 22, 2010 (“CSP Report”).  The CSP Report is available for review under the Company’s profile on SEDAR at www.sedar.com.  The following disclosure has been updated to include information about the Cerro San Pedro Mine subsequent to the CSP Report.  See “Interests of Experts” for details of the Qualified Persons who prepared the CSP Report and approved the following disclosure.

Project Description, Location, Access and Other Information

The Cerro San Pedro Mine is an open-pit gold and silver heap-leach operation located in central Mexico in the state of San Luis Potosí, approximately 400 kilometres north of Mexico City. The property is easily accessible via federal highway and secondary road. Resources are available 20 kilometres away in San Luis Potosí.  The mine is operated by the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V. (“MSX”).

The mineral rights at the Cerro San Pedro Mine consist of 53 mineral concessions (consolidated to 17) covering an area of 7,969 hectares.  The mineral concessions begin to expire in December 2036 through October 2058.

All property of the Cerro San Pedro Mine is subject to a first ranking lien in favour of the lenders under the Facility (see “General Development of the Business” for more information). The sole outstanding royalty is a 1.95% gross value royalty owned by Franco-Nevada Corporation.

Cerro San Pedro Mine surface rights are controlled by private parties and ejidos (communal agrarian entities).  The Company holds a Temporary Occupancy and Right of Way Authorization for land belonging to ejido Cerro San Pedro, ejido Cuesta de Campa, and ejido Palma de la Cruz, providing surface rights for the life of the mine.

The Company was issued an EIS for the Cerro San Pedro Mine by the Mexican federal agency, SEMARNAT, in February 1999. The EIS was the primary federal permit required for the approval of the proposed mine. The 1999 EIS was nullified and a new one was issued in 2006 following an action brought by a group opposing the Cerro San Pedro Mine.  See “Legal Proceedings and Regulatory Actions” for further details.

In August 2011, SEMARNAT approved a new EIS for Cerro San Pedro.  Consistent with Mexican regulations, the EIS includes a number of conditions to be monitored and fulfilled through the continued operation and eventual closure of the Mine.  The current Mine plan anticipates completion of mining in 2016.

The Cerro San Pedro Mine’s climate is semi-arid, with an average temperature of 21 degrees Celsius during summer and 7.4 degrees Celsius during winter. Average precipitation is 350 millimetres per year.  The mine is located within the Sierra de Cerro San Pedro which is characterized by moderate to rugged relief with elevations of between 1,800 to 2,300 metres above sea level.  The vegetation at the mine consists of various shrubs, mesquite and cactus.

History

Significant historical mineral production from the Cerro San Pedro district occurred during the Spanish Colonial era (up to 500,000 ounces of gold and five million ounces of silver) and during the period 1930-1948 when American Smelting and Refining Company (“Asarco”) produced approximately 300,000 ounces of gold, 22 million ounces of silver, 405 million pounds of zinc, 224 million pounds of lead and 93 million pounds of copper from the La Victoria and Barreno properties.

The 1970s brought renewed interest in the District with exploration campaigns by Geocon, Inc., Bear Creek Mining Company, Compañía Fresnillo and ultimately MSX (a subsidiary of New Gold).

In 1998, MSX executed a 50:50 joint venture agreement with Cambior, Inc. (“Cambior”), which ultimately sold its interest in the property to Glamis Gold Ltd (“Glamis”).  In November 2000, Glamis completed a feasibility study for the project which serves as the basis for current operations. In 2003, Metallica acquired Glamis’ 50% interest in the project.

Construction of the Cerro San Pedro Mine began in 2004 and commercial production commenced on May 1, 2007.  New Gold acquired the Mine in 2008 as a result of its business combination with Metallica Resources.

Geological Setting and Mineralization

The Cerro San Pedro mining district is located within the Parras Nappe section of the Eastern Sierra Madre fold belt. The local stratigraphic section is dominated by Cretaceous age limestones.

The Cerro San Pedro deposit is characterized by an upper zone of gold-silver mineralization associated with secondary limonitic iron oxides and a lower zone of gold-silver-zinc-lead sulphide mineralization hosted by a late Cretaceous to early Tertiary age monzodiorite porphyry.  The porphyry intrudes Cretaceous limestones subjected to Laramide folding and faulting. The San Pedro porphyry, as presently defined, is an elongate, wedge-shaped body (1.5 kilometres to 2.0 kilometres long by 200 metres to 400+ metres thick) emplaced along a westerly-dipping system of thrust faults. The complex deformational history of the district is believed to be the primary factor behind the localization of the mineralization.

Both the upper oxide and lower sulphide assemblages occur within a well-developed system of stockwork fracturing and veining in the San Pedro porphyry and along faults and joint sets that extend into the surrounding limestone. The majority of the current Mineral Resource and Reserves are contained within the upper oxide portion of the Cerro San Pedro deposit.  A deeper assemblage of higher grade gold, silver, zinc and lead bearing massive sulphide mineralization has been mined previously from underground and is the focus of current exploration efforts at Cerro San Pedro.

Exploration and Drilling

The historic Cerro San Pedro drill hole database includes results from four companies (Bear Creek, Fresnillo, MSX-Metallica, and MSX under the Cambior-Metallica Joint Venture) covering exploration drilling during the period 1982 through 1998.  The data comprise 94 core holes and 177 RC holes totalling 16,180 metres and 42,659 metres respectively.  Nearly all of these holes (56,612 metres in 266 holes) were drilled by MSX and its immediate predecessor, Minera Metallica Limitada, during the period 1995 through 2002.

The database for the current Resource/Reserve estimate includes gold and silver assay results for approximately 284 drill holes totalling 75,003 metres.  The area defined by the Mineral Resource estimate typically has been drilled on 50 metre centers. The current open pit Mineral Reserve generally has been drilled at a spacing approaching 25 metres.

During the period 2008 through 2010, MSX completed 24,178 metres of core drilling in 42 holes and 1,511 metres of RC drilling in seven holes as part of the Cerro San Pedro Sulphide drilling project to explore the gold, silver, zinc and lead sulphide mineralization as it extends beneath the CSP pit toward the historic Asarco mine area.  Holes typically have been drilled on 50 to 100 metre centers.  The heterogeneous nature of the mineralization has made it difficult to ascertain the true thickness and orientation of mineralization.

The Cerro San Pedro Sulphide drilling project continued during 2011 with 21,000 metres, drilled in 30 core holes, completed during the year.  At the end of 2011 an Inferred Mineral Resource estimate of 6.3 million tonnes, averaging 1.83 g/t gold, 94 g/t silver, 3.1% zinc and 1% lead had been defined.  The Company’s objective during 2012 is to continue exploration drilling to expand the manto sulphide resource beyond its current limits.

Sampling and Analysis

The MSX sampling procedure for core holes drilled prior to 2008 generally involved systematic sampling at two metre intervals.  In subsequent drilling, this was increased to three metres in un-mineralized rock and decreased to intervals ranging from 0.5 to 1.0 metres in mineralized rock.  The abundance of historic mine workings and related collapse voids in the upper parts of the San Pedro deposit sometimes caused sample recovery problems but the Company made every effort to minimize this by drilling wet, using additives, and employing a center-return hammer bit where appropriate.

Samples from all MSX drilling campaigns were prepared and analyzed in accordance with accepted industry practice.  Bondar-Clegg was the laboratory of record for MSX drilling programs prior to 2008.  ALS Chemex and SGS Laboratories prepared and analyzed the samples collected during the 2008-2009 drilling program.

The Bondar-Clegg assay procedure involved a standard gold-silver fire assay with an AA finish.  Samples reporting above certain limits were re-analyzed for cyanide-soluble gold and were re-assayed with a gravimetric finish.  The ALS Chemex assay procedure was a fire assay with AA finish.  Silver assays were completed using a 4-acid digest method.  Analyses reporting above certain limits were re-analyzed with a gravimetric finish.

During 2008-2011 drilling, all manto and porphyry samples were subjected to gold fire assay and multi-element ICP analysis for silver, zinc and lead, as well as other elements. Analyses were performed by SGS Mineral Services (“SGS”), an independent analytical service provider in Durango, Mexico.   Additionally, in the fall of 2009, 1,544 pulps from historic drilling in sulphide or mixed sulphide-oxide zones of significant length were submitted to SGS for multi-element analysis.

Quality control techniques employed during MSX drilling programs have included internal checks by Bondar-Clegg and re-assays by umpire laboratories.  For samples collected in 1995 and 1996, the data from the principal and umpire laboratory showed a marked difference for silver assays.  The authors of the CSP Report suggested that further review of the discrepancy be undertaken.

The authors of the CSP Report reviewed the data collected as at December 2009, believed it to be free of significant errors, and were satisfied with the adequacy of the sample preparation, security and analytical procedures.

The Company’s Cerro San Pedro Sulphide project maintains a QA/QC program using industry best practices that are consistent with the QA/QC protocols in use at all of its exploration and development projects. Key elements of the Company’s QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved and shipped in sealed bags to an independent analytical service provider in Durango, Mexico.

Refer to the CSP Report for specifics of the quality control and data verification programs.  As stated in the CSP Report, the data quality was considered adequate for Resource estimation as defined under NI 43-101 and the present protocols for data acquisition and management reasonable.

Metallurgical Testing

Metallurgical testing of high grade manto style sulphide, porphyry hosted sulphide and porphyry hosted mixed oxide-sulphide mineralization continued during 2011.  Results of this work indicate favourable recoveries can be achieved through conventional flotation to produce zinc and lead concentrates, followed by cyanide leaching of the flotation tailings to extract any remaining gold and silver. These results will be incorporated into future Mineral Resource estimates and engineering development studies for the project.

Mineral Resource and Mineral Reserve Estimates

The Cerro San Pedro Mineral Resources effective December 31, 2011, are summarized in the “Measured and Indicated Mineral Resource Estimates (Inclusive of Reserves) as at December 31, 2011” and “Inferred Mineral Resource Estimates as at December 31, 2011” tables.  See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

The CSP Mineral Reserves, effective December 31, 2011, are summarized in the “Mineral Reserve Statement – as at December 31, 2011” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.

Mining Operations

Mining Methods

The Cerro San Pedro Mine is an operating open pit mine.  Ore is processed by heap leaching in a Merrill-Crowe circuit that recovers both gold and silver. In 2011, mine production was a nominal 91,000 tonnes per day of total material, including a nominal 46,000 tonnes per day of ore. Mining is performed through a conventional truck/loader open pit mining method provided by a mine contractor. Run of mine ore is hauled directly to the leach pad for processing.

Recovery Methods

Mineral processing is by heap leach.  At the leach pad, a weak cyanide solution is applied to dissolve the gold and silver. The pregnant solution is collected in the Merrill-Crowe plant where zinc is added to precipitate gold and silver. The precipitate is collected and sent to a furnace where impurities are removed and doré bars poured.  Average life-of-mine recovery is estimated to be 54% gold and 21% silver.

Markets and Contracts

Doré is shipped from site to a refinery where the silver and gold are further refined to bullion.  Gold is subsequently sold to bullion banks on the spot market when outturned at the refinery.

Environmental Conditions

In March 2008, PROFEPA conducted a complete review of the CSP Mine and issued a report that MSX was in substantial compliance with the terms of the Environmental Authorization.

Closure activities are the principal remaining regulatory hurdle.  The schedule for completing the closure activities is dictated by the Environmental Authorization; specifically, the site reclamation must be completed within four years of final processing.  Total undiscounted closure cost liability as at December 31, 2011 is estimated to be $19.4 million.  New Gold expects to incur this obligation between 2012 and 2024.

Economic Analysis

The Cerro San Pedro Mine is projected to conclude operations in 2016 based upon current reserves and metals prices of $1,200 per ounce gold and $20 per ounce silver.

The Mine produced 143,700 ounces of gold and 1,989,300 ounces of silver in 2011 at total cash costs net of by-product sales of $115 per ounce.  For 2012, Cerro San Pedro is expected to produce 140,000 to 150,000 ounces of gold and 1.9 to 2.1 million ounces of silver at total cash costs per ounce sold, net of by-product sales, of $250 to $270 per ounce.  Total cash costs assume a $30 per ounce silver price and foreign exchange rate of 13.00 Mexican pesos to one U.S. dollar.

Mine revenues are subject to Mexican income taxes at a rate of 28%.

Exploration and Development

During 2011 the Company continued the Cerro San Pedro Sulphide exploration program with the completion of 30 core holes totalling approximately 21,000 metres. The results of this drilling have been incorporated into the Company’s Mineral Resource Estimate as at December 31, 2011 provided earlier.

PEAK GOLD MINES, AUSTRALIA

The following disclosure relating to the Peak Gold Mines is based, in part, on information derived from the technical report entitled “Technical Report on Peak Gold Mines, New South Wales, Australia,” dated January 1, 2009 (“Peak Report”), as amended and restated on June 12, 2009.  The Peak Report is available for review under the Company’s profile on SEDAR at www.sedar.com.  The following disclosure has been updated to include information about the Peak Mine subsequent to the Peak Report.  See “Interests of Experts” for details of the Qualified Persons who prepared the Peak Report and approved the following disclosure.

Project Description, Location, Access and Other Information

Peak Gold Mines is located within the Cobar mining district approximately 600 kilometres northwest of Sydney and eight kilometres south of the town of Cobar in New South Wales (NSW), Australia.  The property is accessible from Sydney via 700 kilometres of highway and eight and a half kilometres of secondary and private roads.  Limited resources are available at Cobar and more generally available at Dubbo, 300 kilometres to the east. The mines are operated by Peak Gold Mines Pty Ltd (“PGM”), a subsidiary of the Company.

The Peak Gold Mines comprise five commercially active mines and a copper-gold processing plant. The deposits, all currently mined from underground, include, from south to north, the Perseverance, Peak, New Occidental, Chesney and New Cobar.  The Peak, New Occidental and Perseverance ore bodies are accessed via a shaft and surface decline located at the Peak site. The New Cobar and Chesney ore bodies are accessed via a decline near the base of the New Cobar open pit. The Peak site hosts the processing facility and administration buildings.

Peak Gold Mines’ mineral rights consist of approximately 86,110 hectares of mining leases and exploration licenses, including 33,832 hectares subject to option agreements. The exclusively owned rights include four consolidated mining leases covering the Tharsis to Peak Gold Mine area, the Coronation-Beechworth area and Queen Bee area; and a mining lease, mining purposes lease and four exploration licenses.  The option agreements are with Zintoba Pty Ltd. on exploration lease EL 5982 and with Lydail Pty Ltd. on exploration lease EL 6127.  Peak Gold Mines has earned a 75% interest in both of these exploration licenses.

All property of Peak Gold Mines is subject to a first ranking lien in favour of the lenders under the Facility (see “General Development of the Business” for more information). Peak Gold Mines is required to pay a production royalty to the Department of Primary Industries.  The net effective rate is 3% of metal sales value.

Peak Gold Mines’ climate is semi-arid, with an average maximum temperature of 33 degrees Celsius during summer and 16 degrees Celsius during winter. In years of normal rainfall average precipitation is approximately 416 millimetres per year.  The landscape is mainly flat, composed of sandy plains with minor undulations.  The mine is named after the “Peak”, a small conical hill 324.3 metres above sea level, which has the Peak deposit located at its southern base.  The vegetation at the mine consists largely of semi-arid low woodland, with minor seasonal creeks and rivers lined by taller eucalypt species.

History

There has been sporadic gold mining in the Cobar mining district since the 1870s.  Notable activity prior to the mid-1900s was limited to the New Occidental Mine which produced 700,000 ounces, of gold between 1935 and 1952.

Various companies conducted exploration in the district from the late 1940s to 1980. In 1980, Rio Tinto plc. acquired the New Occidental, New Cobar and Chesney mines.  The Peak gold deposit was discovered in 1981 and PGM was formed in 1987 to develop the deposit.  Commercial production commenced at the Peak gold Mine in 1992.

In July 2000, the New Occidental deposit was approved for development.  The Perseverance deposit was approved for development in December 2001.  The New Cobar open pit became operational in 1998 and operated until 2005. In 2005, a decline was completed from the New Cobar open pit to access reserves beneath the pit.

Statistics for the Cobar district through 2008 show total production of 3.3 million ounces of gold, 103 million ounces of silver and 389 million pounds of copper.

Geological Setting and Mineralization

The Cobar Gold Field (“CGF”) is located on the eastern margin of the Early Devonian Cobar Basin. The Cobar Basin comprises predominantly siliciclastic (quartz-rich) turbidites of the Cobar Supergroup.

PGM’s mines occupy a 10 kilometre section of the regional Rookery Fault shear zone along the eastern margin of the Cobar sedimentary basin. The mineral deposits are structurally controlled vein-style lodes developed at dilational flexures along shears and fault splays of the Rookery Fault. Individual deposits occur as steeply dipping, lens-shaped bodies 100 to 300 metres long, up to 20 metres wide, and more than 1,200 metres deep.  Gold and copper (plus subordinate lead and zinc) mineralization occurs within zones of extensive silicification and chloritic alteration. The deposits typically are more gold-rich in the south (e.g., Perseverance, Peak and New Occidental) and more copper-rich in the north (e.g., Chesney, New Cobar and Great Cobar).

Exploration and Drilling

The Company has conducted exploration in the CGF for more than 20 years.  Exploration techniques have included geologic mapping, geochemical and geophysical surveys and surface and underground drilling.  Specifics on the Company’s historical exploration programs dating back to 2000 can be found in the Peak Report.

During 2011, the Company completed 48,142 metres of underground exploration and delineation drilling in 332 holes around four of its five mines. Results were incorporated into the Company’s updated Mineral Resource estimate for 2011.  Exploration activities more than replaced Reserves mined during the year.  Additionally in 2011, the Company completed 9,897 metres of reconnaissance drilling in 38 holes drilled on multiple targets within the greater region.  Further evaluation of these targets is anticipated.

All drilling is performed by independent contractors under the direct supervision of the Company.  The reader is referred to the Peak Report for specific drilling procedures.   All near-mine drill-hole collars are surveyed by the mine surveyors. Underground drill holes are subject to down-hole surveys as drilling progresses.

During 2012, the Company will continue to conduct underground exploration and delineation drilling to expand the Mineral Resources around its existing mines and surface exploration drilling on targets identified within the Company’s greater mineral exploration tenures which cover more than 70 kilometres of prospective terrain along the Rookery Fault trend.

Sampling and Analysis

Records of sampling and analysis methods employed during pre-1980 drilling campaigns are not readily available.  The reader is referred to the Peak Report for specifics on sampling and analysis during post-1980 historical drill campaigns.

PGM currently samples core using one metre intervals.  RC holes are sampled using face-sampling hammers to minimize sample contamination from drill hole walls.  An RC sample may ultimately comprise a one, two or four metre composite, depending on the resolution required.  All samples are stored securely and are collected daily by a representative of the assaying laboratory.  The authors of the Peak Report consider the core and RC sampling methods reasonable for the style of mineralization and consider the samples representative and free of sampling-introduced bias.

Samples are submitted to SGS Cobar for preparation and analysis according to accepted industry standards.  The remaining pulps are returned to PGM for storage.  All drill samples are analyzed for gold, copper, lead, zinc, silver and bismuth.

Current site QA/QC practices includes routine use of: certified standards and blanks; replicate and duplicate samples; laboratory standards and blanks; calibration of density recording equipment; umpire laboratories; check assays; and field duplicates.  Refer to the Peak Report for a detailed discussion of the results for each type of QA/QC.  Data are automatically subjected to QA/QC validation as part of the drilling database loading process and flagged if outside acceptable limits.

Refer to the Peak Report for specifics of the quality control and data verification programs.  As stated in the Peak Report, the data quality was considered adequate for Resource estimation as defined under NI 43-101 and the present protocols for data acquisition and management reasonable.

Mineral Resource and Mineral Reserve Estimates

The Company currently has five deposits with economic Mineral Reserves and Resources and a sixth deposit with undeveloped Mineral Resources within the Cobar gold field.  The deposits, from south to north, are Perseverance, Peak, New Occidental, Chesney, New Cobar and Great Cobar.

Peak Gold Mines Mineral Resources inclusive of Mineral Reserves and Ore Reserves, effective December 31, 2011, are summarized in the “Measured and Indicated Mineral Resource Estimates (Inclusive of Reserves) as at December 31, 2011” and “Inferred Mineral Resource Estimates as at December 31, 2011” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

Peak Gold Mines Mineral Reserves, effective December 31, 2011, are summarized in the “Mineral Reserve Estimates – as at December 31, 2011” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.

Mining Operations

Mining operations at PGM comprise four distinct underground zones and ore stockpiled from the completed open pit operation at New Cobar.  Current mining is from zones contiguous with, or near, mined out areas.

Mining Methods

At Peak, Perseverance, New Occidental and New Cobar, the mining is done by bench stoping. At Chesney a combination of bench stoping and open stoping is planned. Mining progresses from bottom up in each panel. Drifts are driven along strike in the ore on each level, a slot is developed and ore is blasted into the void.  Ore is extracted, and waste rock is used to backfill the void.

Footwall or hanging wall drives are developed in ore bodies of long strike lengths and widths greater than eight metres.  Waste rock is introduced to the mined out section for stability and to reduce the need for pillars.  Cemented Rock Fill is under investigation as a potential method to assist in mining wide, high value zones.

Recovery Methods

Ore from Peak, Perseverance and New Occidental is crushed underground and hoisted to a surface stockpile and ultimately to the SAG mill feed conveyor.  Ore from New Cobar and Chesney is hauled to Peak where it is fed onto the SAG mill feed conveyor via a separate bin.

Gold and silver are recovered in a gravity circuit with Knelson concentrators, further concentrated in an intensive leach reactor, electrowon and sludge smelted in a gas-fired furnace to produce gold doré bars.  Gold, silver and copper are also recovered as a copper concentrate in a conventional flotation circuit. The flotation concentrate is thickened, dewatered and stockpiled prior to transporting to the smelter.  A third method of gold and silver recovery is by cyanidation in a tank leach circuit. The resulting sludge is smelted into gold doré bars. Metal recoveries are approximately 90% and 87% for gold and copper respectively.

Markets and Contracts

Copper concentrate is sold to one customer under an agreement which has a term expiring at the end of 2014. The copper concentrate contains copper, gold and silver. Doré is refined under a contract with one customer.

Environmental Conditions

PGM has a responsibility under state law to rehabilitate areas of historic and current mining activities on its leases to an agreed end land use.  A closure plan is updated yearly.  Total undiscounted closure cost liability as at December 31, 2011 is estimated to be $26.1 million.  The Company expects to incur this obligation between 2012 and 2021.

Economic Analysis

The projected life of the Peak Gold Mines extends beyond 2019 based on ore reserves plus a portion of the Mineral Resource.  Economic projections assume a gold price of $1,300 per ounce and a copper price of $2.75 per pound for the life of mine.

PGM operations produced 85,400 ounces gold and 12.7 million pounds copper in 2011 at total cash costs per ounce sold, net of by-product sales, of $625 per ounce.  Production is expected at approximately 90,000 ounces of gold and 12 million pounds of copper in 2012 at slightly higher total cash costs.

Taxes levied on the proceeds of PGM operations include: Australian federal income taxes at a 30% rate, after eligible deductions; New South Wales state tax at 3% of gross revenue, before treatment charges and all other costs; and payroll tax of approximately 6%.

Exploration and Development

Exploration in 2012 will concentrate on increasing the Mineral Resources at Perseverance, New Cobar and Chesney.  Near mine exploration of satellite targets around known deposits will continue, as will evaluation of regional exploration prospects generated from the Peak Gold Mines regional targeting initiative.

NEW AFTON PROJECT, CANADA

The following disclosure relating to the New Afton Project is based, in part, on information derived from the technical report entitled “Technical Report on the New Afton Project, British Columbia, Canada”, dated December 31, 2009 (“New Afton Report”). The New Afton Report is available for review under the Company’s profile on SEDAR at www.sedar.com.  The following disclosure has been updated to include information about the New Afton Project subsequent to the New Afton Report.  See “Interests of Experts” for details of the Qualified Persons who prepared the New Afton Report and approved the following disclosure.

Project Description, Location, Access and Other Information

The New Afton copper-gold development-stage project is located approximately 350 kilometres northeast of Vancouver in the south-central interior of British Columbia.  The property is only 10 kilometres from the regional hub of Kamloops and is easily accessible by paved road.

The New Afton Project occupies the site of the historic Afton Mine, a previous operation of Teck Resources Limited (“Teck”), and includes an open pit, underground workings, historic support facilities, a new concentrator and recently constructed tailings facility.  The New Afton deposit extends to the southwest from immediately beneath the Afton Mine open pit.  New Afton’s commercial production is scheduled for August 2012.  The underground operation is expected to produce, on average, 85,000 ounces of gold and 75 million pounds of copper per year over a 12-year mine life.

The Company’s holdings in the Project area comprise the Afton Group and the Ajax Group. The New Afton deposit lies within the Afton Group. The Afton Group consists of 61 mineral claims included in a mining lease issued by the Ministry of Energy, Mines and Petroleum Resources on November 29, 2006 (the “Afton Mining Lease”). The total area of the Afton Mining Lease and all other claims is 12,450.4 hectares.

The Company holds surface rights on approximately 4,300 acres surrounding the New Afton Project. Reclamation permits covering the existing pits, plant facility and tailings pond, issued by the British Columbia Ministry of Energy and Mines, are held in the name of the previous operator, Teck.

Two First Nations, the Tk’emlúps te Secwépemc and the Skeetchestn Indian Band (the “Bands”), have asserted aboriginal rights and interests in the project area.  A formal agreement between the Bands and New Gold dated March 20, 2008, and amended March 30, 2011 (the “Participation Agreement”) provides the Bands consent to the New Afton Project and agree not to challenge before a court of law any New Gold interests or permits related to the Project. New Gold undertakes to provide the Bands with certain economic and social benefits including preferential hiring, education, training and business opportunities.

In accordance with the Participation Agreement, New Gold is obligated to pay into a socioeconomic trust created for the benefit of Band members.  The Company’s 2011 obligation in this regard was C$500,000.  Furthermore, each year in which commercial production occurs at the mine, an amount of 0.5% of net smelter returns (“NSR”), or a minimum of C$250,000 a year, shall be paid by New Gold to the trust, with the minimum payment to be increased to C$500,000 for a given year if copper prices in that year exceed C$2.50 a pound.  After the costs of developing, permitting, constructing, and equipping the mine have been repaid to New Gold, the payment to the trust will increase to the greater of C$1,000,000 a year, or 1% of NSR  in that year. If copper prices exceed C$2.50 per pound in a given year, this payment will increase to 1.5% of NSR for that year, and if copper prices exceed C$3.00 per pound in a given year, this payment will increase to 2% of NSR for that year.

The assets of the New Afton Project are security for obligations of the Company in respect of the Notes (see “Notes and Debentures” for more information).

The New Afton Project is located in the rain shadow of the Coast Mountains with average precipitation of 257 millimetres per year (of which 175 millimetres is rainfall).  The project has a continental, semi-arid climate, with light winter snow and infrequent rain during the spring and fall.  Summer temperatures can reach 38 degrees Celsius and winter temperatures are generally at or near freezing.  The project’s landscape is characterized by hilly terrain and dispersed, small water bodies with a surface elevation of 700 metres above sea level. Vegetation at the project consists of open grasslands and sparse pine forests.

History

The first significant mining-related activity in the Afton area commenced in 1970, when drilling by Afton Mines Ltd. intercepted 170 feet of 0.4% copper in what ultimately became the Afton deposit. During the next three years, over 150,000 feet of drilling was carried out by a number of operators.

Teck and Iso Mines Ltd. acquired the Afton property in 1973, and initiated engineering and metallurgical studies. Production commenced at the Afton open pit mine in late 1977. Mining took place at the Afton, Crescent, Pothook, and Ajax pits. The mine closed in 1997.

In 1999, the Company acquired an option on the property, staked additional claims, and carried out surface drilling in the New Afton deposit.  In 2001, the Company completed a Scoping Study followed by further definition drilling. An Advanced Scoping Study was completed in 2004.

The Company commissioned a Feasibility Study in 2005. The study, completed in 2007, contemplated a block cave mine and conventional grinding/flotation mill operation with a daily throughput of 11,000 tonnes.

Geological Setting and Mineralization

The Afton deposits are copper-gold silica-saturated, alkalic porphyry systems situated within the Iron Mask batholith complex.  The Iron Mask complex is part of the Paleozoic island-arc assemblage known as the Quesnel Terrane.  Regional-scale fault zones are believed to be the principal control to intrusion of the batholithic rocks and the mineralization processes in the New Afton area.

The hypogene mineralization at New Afton is dominated by fine-grained disseminated chalcopyrite.  In weathered portions of the deposit the chalcopyrite has been altered to bornite and chalcocite and, in the most intensely oxidized areas, native copper.  Native gold is rare.  Gold and silver reportedly occur as electrum grains within the chalcopyrite and bornite.

The bulk of the deposit occupies a large tabular mass measuring 900 metres long by approximately 100 metres wide spanning a vertical distance of approximately 350 metres. The zone dips vertically to steeply south-southeast.  Two subsidiary satellite bodies occur to the northeast of the Main Zone.

Faulting subsequent to the mineralizing event has reshuffled portions of the deposit in a manner not fully understood, resulting in truncation and displacement of the mineralized zone along a hanging wall fault.  The ground conditions in the vicinity of the fault are poor, hampering efforts to drill through it. As a result, drill information on the hanging wall side of the fault is limited.

Exploration and Drilling

In November 2004, an underground access portal was excavated in the former Afton open pit and a ramp driven 2,200 metres to provide access for underground sampling, infill drilling, and further exploration drilling.

In late 2005, New Gold contracted 1,323 line-kilometres of airborne electromagnetic surveying of the Afton and Ajax claims.  Tensor Magnetotelluric, DC Resistivity and Induced Polarization surveys totalling 34.5 line–kilometres were completed in 2008.

In addition to the work at Afton, New Gold has carried out relatively small exploration programs on the Ajax Group, located approximately seven kilometres to the southeast of the Afton pit. The results of these programs are described in the New Afton Report.

All drilling completed at the New Afton Project as at the date of the New Afton Report has been diamond core drilling, conducted in a series of programs from 2000 to 2008. Most of the drilling has been for exploration and resource definition, however, in recent years (2007 and later), geotechnical holes have been drilled for groundwater monitoring and collection of data for mine design. To date, 276 holes have been drilled for a total of 130,439 metres.  The details regarding specific drilling programs are available in the New Afton Report.  According to the New Afton Report, the drilling and core handling protocols are consistent with common industry practice and are appropriate for the Project.

During 2011, the Company completed an airborne geophysical survey its mineral claim holdings as they extend northwest from the New Afton Project. The results of this work will be used to support ongoing exploration of the New Afton district in the future.

In 2012, the Company will initiate an underground drilling program to test the potential to expand the C-zone Mineral Resource located below the main zone reserve currently under development, and continue regional scale reconnaissance of its mineral claim holdings around the New Afton Project to identify new targets for exploration drilling.

Sampling and Analysis

Sampling protocols have varied among the different drill campaigns.  Sampling intervals were predominantly two to three metres during 2000-2003 and two metres in subsequent programs.  Routine insertion of blanks and standards into the sample stream has been conducted since 2005.  A program of randomly selected check samples during the 2000-2003 drilling correlated well with originals.

Sample preparation has been conducted according to accepted industry practice. All analytical work has been conducted by Eco Tech Laboratories Ltd. (Eco Tech) of Kamloops, British Columbia.  Analytical procedures for samples collected during the 2000-2003 drilling programs included conventional fire assay with an AA or ICP finish for gold and palladium, and AA for copper and silver.  During 2005 and subsequent drill programs, copper and silver assays were determined using standard acid digestion followed by AA. Gold and palladium were determined using fire assay followed by an AA finish.

Starting in early 2007, New Gold began to build a database of potentially undesirable elements via ICP analysis of every fifth sample.

Refer to the New Afton Report for specifics of the quality control and data verification programs.  As stated in the New Afton Report, the data quality was considered adequate for resource estimation as defined under NI 43-101 and the present protocols for data acquisition and management reasonable.

Mineral Resource and Mineral Reserve Estimates

The New Afton Mineral Resources inclusive of Mineral Reserves, effective December 31, 2011, are summarized in the “Measured and Indicated Mineral Resource Estimates (Inclusive of Reserves) as at December 31, 2011” and “Inferred Mineral Resource Estimates as at December 31, 2011” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

The New Afton Mineral Reserves are summarized in the “Mineral Reserve Estimates – as at December 31, 2011” table. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Reserves”.  The estimate is based on the resource block model prepared by the Company and reviewed by the authors of the New Afton Report.

The authors of the New Afton Report prepared an independent audit of an updated Mineral Resource block model prepared by the Company in 2010. The New Afton Mineral Resource Estimate is based on a copper-equivalent cut-off of 0.4%, as supported by the present financial model for the mine.

Several concerns regarding the approach taken to determine the Mineral Resource were identified by Roscoe Postle Associates, Inc. in the New Afton Report.  Uncertainties in the interpretation of mineralized zone boundaries resulted in the use of a grade shell approach to grade interpolation.  The authors of the New Afton report recommend replacing the grade shell with wireframes based on geological characteristics.  They also found the assay database for undesirable elements insufficiently robust for block modeling purposes and recommended additional analytical work to determine undesirable elements.

Mining Operations

Mining Methods

The New Afton deposit is being developed as a block cave mining operation to produce 4 Mtpa of copper-gold ore for processing in a flotation plant.  The deposit has been partitioned into three zones.  The two nearest the surface are expected to cave readily and will provide the initial mine production. The deeper block may require assistance in cave development.

An undercut and extraction level will be developed at each block. Ore will be hauled to ore passes and dropped to a tramming level for transport to the crusher. Ore from the deeper block will be hauled by 50-tonne truck to the crusher level. From the crusher, the ore will be conveyed to the mill via a 4.5 kilometre long conveyor system.

Recovery Methods

The New Afton mill is designed to process 11,000 tpd (4 Mtpa) of ore at full capacity, recovering copper, gold, and silver.  The mill will process a blend of primary, transition and supergene ores using conventional crushing, grinding, and concentration processes. Mineral separation will be by gravity concentration and differential flotation. A regrinding stage will be included in the flotation circuit.  Life-of-mine recoveries are expected to total 88% copper, 87% gold and 75% silver.

Markets and Contracts

The New Afton Project’s principal commodities are copper concentrates containing copper, gold and silver. Off take agreements are in place for 100% of projected concentrates over the next several years.

Environmental Conditions

On October 31, 2007, the Ministry of Energy, Mines and Petroleum Resources issued Mine Permit M229 approving the work system and reclamation program for the New Afton Project. The Mine Permit obligates New Gold to post reclamation security totalling C$9.5 million. As at December 31, 2010 the Company has posted this in the form of an irrevocable standby letter of credit.  The undiscounted closure cost liability as at December 31, 2011 is estimated to be $13.1 million.  New Gold expects to incur this obligation between 2012 and 2029.

Economic Analysis

The New Afton Project is expected to begin commercial production in August 2012.  It has a current projected life of 12 years based upon current reserves and metals prices of $1,200 per ounce gold, $20 per ounce silver, and $2.50 per pound copper.

New Afton is expected to produce an estimated 75 million pounds of copper and 85,000 ounces of gold on average annually. The LOM operating cost is estimated to be approximately $20.00 per tonne milled.  The resulting life-of-mine average total cash costs are expected to be ($1,750) per ounce of gold net of copper by-product credits (assuming $3.50 per pound and a parity foreign exchange rate) or, on a co-product basis, approximately $525 per ounce of gold and $1.15 per pound of copper.

Total project development costs as updated at year end 2011 are expected to be C$765 million.  The Company spent $291 million, excluding capitalized interest, during 2011.  The Project’s estimated undiscounted after-tax cash flow on a stand-alone basis totals C$707 million over the mine life.  Simple payback is expected to be achieved after approximately 4.5 years.  The after-tax NPV at a 5% discount rate is estimated to be C$374 million and the internal rate of return (“IRR”) is estimated to be 19%.

The taxes applicable to the New Afton Project include the BC provincial income tax at a rate of 10.5% and federal income tax at a rate of 15%.  Commencing in 2012 the New Afton Project will be subject to British Columbia mineral taxes as legislated by the Mineral Tax Act (British Columbia).  The British Columbia mineral taxes are essentially a two-tier tax with companies initially subject to net proceeds tax of 2%, eventually transitioning to net revenue tax of 13% with a corresponding credit for the net proceeds tax.

Exploration and Development

Caving and stockpiling of ore began during the third quarter of 2011.  At year end, 300,000 tonnes of ore had been stockpiled.  The stockpile is expected to reach 900,000 tonnes (a three-month production supply) by 2012 start-up.

Mine development will continue until and after the commencement of production. The development of the deepest zone has been deferred to reduce the upfront capital costs. The mill is planned to be commissioned in the second quarter of 2012 with production in mid-2012.  The mine is expected to reach its full mining rate of 11,000 tonnes per day by year-end 2012.

Completion of underground development at New Afton will allow for further exploration of the “C-Zone” located beneath and to the side of the New Afton reserve block.  The Company has budgeted $5 million for New Afton exploration during the second half of 2012.

BLACKWATER PROJECT, CANADA

The following disclosure relating to the Blackwater Project is based, in part, on information derived from the technical report entitled “Technical Report, Blackwater Gold Project, Omineca Mining Division, British Columbia, Canada”, dated March 23, 2012 (“Blackwater Report”).  The Blackwater Report is available for review under the Company’s profile on SEDAR at www.sedar.com.  See “Interests of Experts” for details of the Qualified Persons who prepared the New Afton Report and approved the following disclosure.

Project Description, Location, Access and Other Information

The Blackwater Gold Project is located in central British Columbia approximately 110 kilometres southwest of the town of Vanderhoof and 446 kilometres northeast of Vancouver.  Access is by forest service and mine road, or by helicopter.  The project area lacks infrastructure other than roads.  Services are available in Vanderhoof or at the regional hub of Prince George, 82 kilometres east of Vanderhoof.

The Company acquired the property via its June 2011 acquisition of Richfield and December 2011 acquisitions of Silver Quest and Geo.  Richfield acquired the Blackwater property through option agreements with Silver Quest and from private individuals in early 2009.

The Blackwater property comprises 64 mineral claims, 61 of which are 100% owned by the Company with the remaining three subject to an option by the Company to acquire a 100% interest in mineral claims.  The total area of the project tenures is approximately 252.4 square kilometres.

The Project is situated within the asserted traditional territories of several First Nations, including the Lhoosk’uz Dene (also known as Kluskus), Ulkatcho, and Nazko.  In late 2011 and early 2012, New Gold entered in agreements with the Lhoosk’uz Dene Nation and the Ulkatcho First Nation to promote a cooperative and mutually respectful relationship concerning proposed exploration work in the area of the Project.  Pursuant to the terms of these Agreements, these First Nations consented to the issuance of authorizations and approvals for the exploration work.

In order to keep its claims in good standing, the Company must annually perform a minimum value of work or pay cash-in-lieu equal to $4 per hectare in the first three years of tenure and $8 per hectare thereafter.

The Blackwater Project is located on the northern flank of Mt. Davidson on the Nechako Plateau.  The project’s climate is characterized by brief, warm summers with long cold winters.  The area receives average precipitation of 33 centimetres per year and temperatures range from minus 40 degrees Celsius in winter to 32 degrees Celsius in summer.  The exploration period is between mid-June and late October, however year round diamond drilling is possible given a suitable supply of water and a winterized camp. The project’s landscape is characterized by rolling north to northwest trending hills cut by small to medium sized drainages. Elevations on the property range from 182 to 490 metres above sea level.  Vegetation in the project area is balsam fir and white spruce with lodgepole pine.

Property Agreements

As a result of New Gold’s acquisitions of Richfield, Silver Quest and Geo, the Company has inherited the terms of the following agreements.

In November, 2010, Richfield acquired a 100% interest in the Dave Property from five private individuals.  The Optionors retain a 2.5% NSR royalty, of which the Company may purchase 1% for C$1,000,000.

In March 2011, Richfield acquired a 100% interest in the Jarrit Property from four private individuals.  The Optionors retain a 2% NSR royalty, of which the Company may purchase 1% for C$1,200,000.

In January, 2011, Richfield acquired an option to earn a 100% interest in three mineral tenures from four private individuals by making cash payments totalling C$75,000 and incurring an aggregate $600,000 in exploration expenditures within two years of TSX Venture Exchange acceptance of the agreement. The Optionors retain a 3% NSR royalty, of which the Company may purchase 2% for C$1,000,000.

In April 2005, a predecessor company of Silver Quest entered into an option agreement to earn a 100% interest in three mineral tenures (“Got Option”) from a private individual.  The terms of the Got Option were subsequently fulfilled and Silver Quest acquired a 100% interest in the relevant mineral tenures.  The Optionor retains a 2% NSR royalty, which the Company may purchase at any time for C$2,000,000.

In September 2011, Geo acquired a 100% interest in mineral tenure 835014 from a private individual.  The Optionor retains a 2% NSR royalty, of which the Company may purchase 1% for C$1,000,000.

Environmental Liabilities and Permits

New Gold is carrying out its exploration activities at the Blackwater Gold Project pursuant to Notice of Work and Reclamation No. MX-13-177, which expires on December 31, 2015.  In accordance with the Notice requirements, New Gold has provided a letter of credit in the amount of $250,000 as at December 31, 2011 to the Ministry of Energy and Mines to secure its reclamation obligations.

History

The mineral potential of the Blackwater property was discovered by Granges, Inc. in 1973 during a regional geochemical survey.  A range of geophysical surveys was conducted during the period 1973 – 1985.  Drilling commenced in 1981.  By 1994 Granges had drilled 7,878 metres in 70 holes.

Silver Quest drilled an additional 1,333 metres in 2005-2006. The focus of the work through 2006 was on high grade vein targets which, at the time, were the only known gold targets in the Nechako Plateau.

Richfield’s Blackwater Gold Project began in 2009 when the bulk gold potential of the property was recognized. New Gold acquired the property through its acquisition of Richfield in June 2011, and further consolidated its ownership position with the acquisition of Silver Quest and Geo in December 2011.

Geological Setting and Mineralization

The Blackwater property lies within a structurally raised block called the Nechako Uplift, which juxtaposes older Jurassic arc-related rocks (Hazelton and Bowser Lake groups) with younger Eocene extensional-related rocks (Ootsa Lake and Endako groups). The uplift provides a direct window into the volcanic, volcaniclastic, and sedimentary rocks of the Hazelton and Bowser Lake groups. Late Cretaceous felsic plutons locally intrude the Hazelton and Bowser Lake rocks.  The Eocene Ootsa Lake and Endako groups overlie the older volcanic and intrusive rocks. The entire package is capped by basalts of the Chilcotin Group.  Quaternary glacial, colluvial and fluvial deposits obscure most of the bedrock within the immediate project area.

The project site is underlain by intercalated volcanic and volcaniclastic felsic to intermediate tuff, volcanic breccia, and andesitic flows belonging to the Hazelton Group.  These rocks form a local wedge of stratigraphically chaotic and laterally discontinuous strata believed to dip generally northwest.  Steeply dipping faults bound the wedge to the west and to the south suggesting that the Blackwater block is a horst or high standing remnant.

Low-grade, disseminated gold and silver mineralization at Blackwater occurs in the previously described wedge of volcanic rocks.  The mineralization extends at least 1,200 metres in an east-west direction and at least 700 metres in a north-south direction. The presently defined zone is up to 400 metres thick and occurs at relatively shallow depth. The rocks are extensively hydro-fractured, silicified and shot through with fine-grained pyrite and other sulphide minerals (primarily pyrrhotite, sphalerite, and chalcopyrite).  Gold mainly is associated with the sulphide minerals and occurs as grains between 5 and 50 microns across.

Exploration and Drilling

The considerable data collected on the property since its discovery in 1973 by various operators includes the results of a soil geochemical survey, ground total magnetic field survey, and an IP survey carried out as part of the pre-Richfield work. These data have been digitized, synthesized and re-interpreted to help guide the current work on the property.

During 2010, Richfield contracted a 17.5 line-kilometre deep-focus Induced Polarization (IP) survey on five 3.5 kilometre long north-south lines spaced 400 metres apart. The correspondence between chargeability and known mineralization is used to guide drilling.

Drilling at the Blackwater Project began in 1981 and continued through 2006 under various operators as summarized under “History”.  Further details of the historical drilling campaigns are available in the Blackwater Report.  Holes drilled subsequent to 1986 were reviewed and re-logged by Richfield geologists.

Richfield began drilling at Blackwater in August 2009 and during that year drilled 18 holes for a total of 3,369 metres. In 2010, Richfield drilled an additional 58 holes for a total of 21,586 metres. At the end of 2010 Richfield’s drilling had delineated a large, irregularly shaped, low grade gold-silver deposit at least 1,200 metres long, 700 metres wide and typically 300 to 400 metres thick.

Drill holes completed in 2011 through to February 2012 include 184 drill holes totalling 64,897 metres completed by New Gold and predecessor company Richfield.  Total core drilling since 1985 is 115,444 metres in 318 holes.

An updated Indicated and Inferred Mineral Resource estimate announced March 7, 2012 represents drilling results through December 2011.  It estimated an Indicated Resource of 5.5 million ounces of gold and an Inferred Resource of 2.3 million ounces of gold at a 0.4 gram per tonne cut-off grade. Refer to the Company’s Mineral Resource Estimates for further details.

During 2012, the Company intends to drill approximately 500 holes totalling over 200,000 metres at the Blackwater Project. Objectives of the program include: a drilling program to explore and delineate the Blackwater Mineral Resource to Measured and Indicated classification to support a feasibility study in 2013; an exploration drilling program to test the mineral potential of adjacent areas being considered for future site facilities and infrastructure; and a reconnaissance drilling program to test other targets within the Company’s greater mineral properties comprising the Blackwater Project. The Company will also conduct a property-wide surface reconnaissance program to identify new exploration targets for future drill testing during 2012.

Sampling and Analysis

Information on sampling and analytical procedures is not readily available for historical drilling programs.  The following information applies to New Gold’s drilling program, unless otherwise specified.

New Gold maintains a QA/QC program at the Blackwater Project using industry best practices that are consistent with the QA/QC protocols in use at all of its exploration and development projects. Key elements of New Gold’s QA/QC program include controlled chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved and shipped in sealed bags to ALS Global, Vancouver, British Columbia, where it is analyzed for gold and silver along with a suite of other elements. Gold analyses are performed via fire assay/AA finish methods and silver analyses are performed via ICP. ALS Global is an independent, ISO accredited and registered analytical services provider.  Eco Tech was the primary analytical laboratory.  Acme Analytical Laboratories Ltd. in Vancouver, British Columbia. was used for re-checks.  Multi-element analyses (28 elements) were conducted via an aqua-regia digest and ICP Optical Emission Spectrometer finish.  Gold analyses were performed using fire assay with an AA finish.

QA/QC practices during Richfield’s drilling programs included insertion of a standard sample, a blank sample, or a duplicate sample into the sample stream every tenth sample. Results of these analyses were deemed to be within acceptable limits.  However, the certified gold grades of the standards used in recent programs were found to be too high at nearly twice Blackwater’s average grade.  It has been recommended that more appropriate standards be employed going forward.

Refer to the Blackwater Report for specifics of the quality control and data verification programs.  As stated in the Blackwater Report, the data quality was considered adequate for Resource estimation as defined under NI 43-101 and the present protocols for data acquisition and management reasonable.

Metallurgical Testing

Metallurgical testing on samples from the Blackwater Project was carried out on composites comprised largely of samples taken from four metallurgical drill holes drilled in 2010-2011 as well as from up to 85 resource drill holes.  Whole core samples were used from the metallurgical drill holes and quarter core for the resource drill hole samples.  Test composites were generally defined by lithology and oxidation state.  The work was carried out in late 2011 and early 2012 at a number of commercial metallurgical laboratories, including SGS in British Columbia, G&T in British Columbia, Dawson Metallurgical Laboratories in Utah and McClelland Laboratories in Nevada.  Testing demonstrated that the Blackwater ore is non-refractory and amenable to extraction by conventional gold processing technologies.

Metallurgical testing was designed to investigate metallurgical response to three main flowsheets: direct cyanidation, flotation and heap leaching. Results from 64 tests at different conditions showed that the samples responded well to direct whole ore cyanidation tests on oxide, transition and sulphide ores with gold and silver recoveries ranging from 87%-92% and 55% –60% respectively.  Testwork on sulphide ores also showed that the samples responded well to bulk sulphide flotation followed by regrinding and cyanide leaching of the concentrate, with gold and silver recoveries averaging 85% and 40% respectively from 30 tests at different conditions. Only two flotation tests were carried out on oxide and transition samples, which indicated gold recoveries in the range 50%-78%.  Further flotation test work will be focused on the transition ore, to characterize the metallurgical response of this material.

Grinding characterization test work was carried out, generating JKSimmet (JKS) and Bond data.  The results suggest that the sulphide ores can be described as moderate to hard with an average JKS axb parameter of 38 and Bond Ball work index of 16.6 kWh/t.

The composites were also subjected to direct gravity concentration and indicated that the ore is amenable to gravity concentration with results in line with the previous testing carried out in early 2010 by the Metallurgical Division of Inspectorate Exploration and Mining Services Ltd. in Richmond, British Columbia.

The current metallurgical test work program is in the process of completion and an additional program is due to commence in mid-2012 to provide further understanding of ore hardness, gold and silver recovery confirmation and variability testing through the ore body.

Mineral Resource and Mineral Reserve Estimates

The Blackwater Mineral Resources, effective December 31, 2011, are summarized in the “Measured and Indicated Mineral Resource Estimates as at December 31, 2011” and “Inferred Mineral Resource Estimates as at December 31, 2011” tables.  Updated Indicated and Inferred Mineral Resource Estimates as at March 7, 2012 are also summarized.  See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates – Mineral Resources”.

Analytical and lithologic data from 218 core holes (67,848 metres) were used to develop the December 31, 2011 resource model. The March 7, 2012 Mineral Resource update incorporates the results of 43 additional holes, totalling 21,612 meters.  The Blackwater Project Mineral Resource now includes all drilling results through the end of December 2011 and is based on 261 holes totalling 89,460 meters.  Only assays received between January 1, 2009 and December 31, 2011 were used for grade interpolation. Resource estimation was constrained by a combination of three-dimensional geologic domains models and grade shells developed from geological and analytical data. Grade estimation for the current Resource estimate dated March 7, 2012, utilized the ordinary kriging method based on five metre sample composites.   Prior to compositing, gold grades were capped at 22 to 33 g/t according to geologic domain.  Silver grades were capped at 50 g/t.  The Mineral Resource is reported within a Lerch-Grossman optimized pit shell based on a gold price of $1300 per ounce.  The density values assigned to the main lithologies were based on 7,705 bulk density measurements. The applicable cut-off grade is 0.4 g/t gold.

Exploration and Development

Activity at the Blackwater Project in 2012 is expected to include approximately 210,000 metres of drilling, further camp and infrastructure upgrades, finalization of a second exploration participation agreement with local First Nations, and initiation of the environmental assessment process.

A Preliminary Economic Assessment (PEA) is underway to scope a 60,000 tonne per day open pit operation and to further update the Mineral Resource.  The PEA is targeted for completion in the third quarter of 2012.

EL MORRO PROJECT, CHILE

The following disclosure relating to the El Morro Project is based, in part, on information derived from the technical report entitled “Technical Report for the El Morro Project, Region III, Chile,” dated March 26, 2012 (“El Morro Report”). The El Morro Report is available for review under the Company’s profile on SEDAR at www.sedar.com.  See “Interests of Experts” for details of the Qualified Persons who prepared the El Morro Report and approved the following disclosure.

Project Description and Location

The El Morro Project is a copper-gold development project located in Region III of northern Chile approximately 660 kilometres north of Santiago.  The site covers 417 square kilometres, with the mine and plant operation located 4,000 metres above sea level and the construction and operations camp at 3,680 metres above sea level.  The site is accessible from the Chilean city of Vallenar via 129 kilometres of paved and unpaved roads.  Resources and mining expertise are available in Vallenar and other cities in Region III. Goldcorp is the project operator with a 70% interest in the project.  The Company holds the remaining 30% interest.

The El Morro Project comprises three centers of porphyry style copper-gold mineralization (the La Fortuna, El Negro and El Morro areas). Of these, La Fortuna is the most significant.  Construction of an open pit mine to develop the La Fortuna deposit is slated to begin September 2012.  Initial production is projected for 2017.  New Gold’s 30% share of annual production is projected to be over 100,000 ounces of gold and 95 million pounds of copper over a projected 18-year mine life.

The mine development plan contemplates:  a new access route from the Pan American Highway; a new power substation with overhead transmission lines to the mine; and a concentrate filtration plant and seawater desalinization plant to supply water to the mine, both adjacent to a port approximately 200 kilometres from the mine.

The El Morro Project is located in a high altitude Cordilleran desert environment, in the southern part of the Atacama Desert region and is devoid of any significant vegetation. The project’s average monthly temperatures range from 0.4 degrees Celsius in July to 7.3 degrees Celsius in January.  Annual precipitation is around 214 millimetres, occurring primarily as snow during the Andean winter months.

Mineral Property Summary

The El Morro Project comprises three mining exploration concessions (two of which are in process), 176 development concessions and 313 mining development concessions in process, all of which are under Goldcorp’s protection and maintenance.

A portion of the El Morro Project is subject to a 2% NSR royalty which may be payable to two third parties once production begins.  In addition a one-time payment of $133,333 is owed to each of the three former shareholders of the owner of the Santa Julia 1 al 3 concession within two years of commencement of production.

The Company also holds a 30% interest in a 2% NSR in respect of any mining that occurs on certain mining exploitation concessions covering a combined area of 1,849 hectares of the El Morro Project.  The remaining 70% interest in the NSR royalty is held by Xstrata.

Under Chilean law, sufficient title to develop a mining project consists of having easement rights and or rights of way over the surface properties where the project pit and facilities will be emplaced.  The surface rights for the on-site portion of the Project are owned principally by the Los Huasco Altinos Community, a grazing and livestock cooperative and Hacienda Jarilla.  Strategic access to these properties has been partially secured through a judicial mining easement. Linear and other off-site infrastructure such as a concentrate pipeline, power lines, aqueducts, concentrate filtering and desalinization plants are spread over properties where easement rights are partially secured.

Liens and Litigation

Goldcorp has agreed to fund the Company’s share of development and construction capital for the El Morro Project (estimated at approximately $1.2 billion) under a carried funding loan to be repaid from project cash flows on completion of development and construction (see “General Development of the Business – El Morro Project”). At December 31, 2011, the outstanding carried funding loan balance was $30.2 million, including accrued interest.

During 2010, Barrick Gold filed a lawsuit against New Gold, Goldcorp and Xstrata and affiliated subsidiaries disputing the legality of Goldcorp’s acquisition of the 70% interest in El Morro (see “Legal Proceeding and Regulatory Actions”).

Environmental Requirements and Liabilities

An Environmental Impact Assessment for the El Morro Project was completed to assess the anticipated social, economic and environmental impact of the project.    An Environmental Impact Study for the El Morro Project was subsequently approved in March 2011, facilitating commencement of construction.  Additionally, an Environmental Impact Statement (“Statement”) is being prepared regarding a small number of modifications to the Project to improve its operations and minimize impacts on the environment.  Once the Statement is approved, the remaining support permits and authorizations can be obtained.  Appeals are currently pending seeking to overturn a Chilean court decision upholding a challenge to the Resolution of Environmental Qualification relating to the El Morro Project.

History

Small scale copper and gold mining activity in the immediate vicinity of the El Morro Project dates back to at least 1931, based on a report that mentions activity at Piuquenes (now El Morro), La Fortuna, Potrerillo and Cantarito mines. Rights to the Santa Julia, Cantarito and Tronquito properties were claimed during the period 1964-1984.  During 1987-1988, Leonel Polgatti and Compania Minera del Pacifico (CMP) conducted geological and geochemical exploration for precious metal epithermal deposits at Piuquenes (El Morro) and La Fortuna.

BHP acquired claims surrounding the Santa Julia and Cantarito-Tronquitos properties during the period 1992-1994 and conducted a program of geophysics, geochemistry, geologic mapping and drilling.  Twenty-nine holes were drilled during the period including 3,567 metres at La Fortuna, 1,376 metres at Cantarito and 100 metres at El Negro. The mineralization at La Fortuna was interpreted as the structurally controlled, high-sulphidation portion of a porphyry copper-gold system. An estimated resource was identified but the project was shelved for failing to meet BHP’s deposit size and grade objectives.

In 1997, Minera Metallica Limitada optioned the El Morro property from BHP and in 1999 signed a joint venture agreement with Noranda, reducing Metallica’s interest to 30%.  Noranda’s activities at El Morro were built upon by successor companies Falconbridge and Xstrata.  Feasibility studies were completed by Fluor (2007) and Bechtel (2009) on Xstrata’s behalf.  In 2009, New Gold entered into a plan of arrangement with Metallica and subsequently purchased Xstrata’s 70% share of the property after exercise of a right of first refusal.  The Company sold the 70% interest to Goldcorp in February 2010, leaving New Gold with its current 30% interest.

Geological Setting and Mineralization

The El Morro Project is located along a southern extension of the Eocene-Oligocene porphyry copper belt of northern Chile, host to some of Chile’s most prolific mining districts. The project occupies a large-scale graben containing Paleozoic to Permo - Triassic basement rocks. The western edge of the graben occupies the southern extension of the Domeyko fault system, the main controlling structural feature for the porphyry copper belt. Basement rocks within the graben are principally covered by Mesozoic and Cenozoic stratified sedimentary and volcanic rocks.  At El Morro, these units are intruded by a cluster of calc-alkalic granodioritic to dioritic porphyry stocks and dikes emplaced at the intersection of two regional fault systems.  Younger Tertiary age post-mineral volcanic rocks and gravels locally overlie older rocks and may conceal additional prospective porphyry centers.

Three “belts” of eastward younging Eocene-Oligocene intrusives occur in the El Morro District. The central group is a cluster of variably altered porphyritic stocks, dykes and sills associated with the altered/mineralized zones of El Negro, La Fortuna, Cantaritos and El Morro.  To date, Mineral Resources have been defined in the La Fortuna and the namesake El Morro areas.

La Fortuna is a classic copper-gold porphyry deposit. Mineralization occurs within and around a vertical cylinder-shaped igneous intrusive body of granodioritic to dioritic composition emplaced at a major fault intersection within the older volcanic and sedimentary rocks. Copper-gold mineralization occurs as stockwork veins containing pyrite, magnetite and variable amounts of copper-bearing sulphide minerals (chalcopyrite, bornite, and chalcocite). Molybdenum content is negligible.

The La Fortuna ore body is columnar in shape and open at depth.  Overall dimensions are 800 metres by 600 metres by at least 1,000 metres.  The deposit comprises an upper oxidized zone of barren to weak “leached” copper-gold mineralization, an intermediate zone of secondarily enriched copper sulphides (“supergene blanket”) and associated gold mineralization, and a deep zone of primary “hypogene” copper-gold sulphides. Potentially economic portions of the La Fortuna Mineral Resource occur entirely within the secondary supergene and primary hypogene sulphide zones.

Exploration and Drilling

In 1997, Metallica optioned BHP’s El Morro properties and claimed adjacent exploration ground to the west in the namesake El Morro area.   During the period 1997-1999, Metallica conducted general reconnaissance, geochemical and geophysical studies, and drilled 18 reverse circulation and core holes totalling 3,713 metres in the project area.  The work identified a zone of prospective secondary enriched copper sulphide mineralization in the namesake El Morro area.

In September 1999, Metallica entered a joint venture with Noranda Chile Ltda.  Noranda conducted diamond drilling on 200 metre centers in the namesake El Morro area to further delineate the mineralized zone discovered by Metallica.  Although a few minor intrusive dikes were intersected during drilling, all mineralization encountered in the area to date is hosted within volcanose dimentary country rocks which are believed to overlie a buried porphyry intrusive source for the mineralization.

Attention turned to the La Fortuna area where reconnaissance drilling in 2000 confirmed the presence of a well-mineralized copper and gold-bearing porphyry intrusive.  Exploration during the period 2000-2006 resulted in 146 holes totalling 60,000 metres at La Fortuna, 14 holes totalling 4,043 metres drilled at El Morro, 26 holes totalling 6,651 metres at El Negro, and two holes totalling 634 metres at Cerro Colorado. Additionally, magnetic and electrical IP-Resistivity geophysical surveys and geochemical soil sampling and chip sampling were conducted over all mineralized areas providing further support for continued exploration in the future.

Exploration concluded in 2007 with a 14-hole infill drilling program to upgrade a portion of the La Fortuna Mineral Resource to Measured classification status and improve the quality of the Mineral Reserve and mine plan within the open pit design.  The central sulphide portion of the deposit, drilled on a 55 by 55 metre grid, approximates the portion of the Mineral Resource classified as “Measured”.  Its dimensions are roughly 450 metres east-west by 650 metres north-south by 450 metres deep. It is surrounded by a 200 metre wide ring, drilled on nominal 100 to 150 metre spacing, approximating the “Indicated” portion of the resource.

The sulphide mineralization within the secondary enrichment zone (supergene blanket) and the underlying primary hypogene zone compose the bulk of the copper-gold resource and are well delineated by drilling to a depth of approximately 600 metres. Deeper portions of the copper-gold resource, occurring entirely in primary hypogene mineralization, have been only partially delineated. Nine deep holes drilled in October and November of 2006 show copper and gold grades increasing at deeper levels with no indication of diminishing grade at the bottom of the holes.

All exploration programs conducted at El Morro during the period 1997 through 2006 were conducted under the direction of experienced employees of the various operating companies described. The work was performed by the combined efforts of company technical personnel or by independent contractors operating under the direct supervision of the latter.

Sampling and Analysis

Resource estimates for the La Fortuna deposit principally derive from Noranda-Falconbridge diamond drill programs where core was sampled at two-metre intervals and drilling was otherwise conducted according to standard industry practices.  A portion of the remaining core was preserved for reference in offsite storage facilities.  Samples were always attended or locked in the on-site sample dispatch facility.  There was no formal sample security program established for El Morro drilling programs due to the remote nature of the site and the low gold grades.

Density samples were systematically collected from drill core beginning in 2002.  The density data represent the major lithologies, mineralization types and alteration units present at La Fortuna and provide good spatial coverage throughout the La Fortuna Mineral Resource.

Several primary assay laboratories have been used for routine analyses over the project history. From 1997 onwards these were Actlabs S.A. (Coquimbo and La Serena, Chile), Bondar Clegg (Coquimbo) and ACME Analytical Laboratorios S.A. (Santiago).

Samples were prepared according to standard industry practice.  Additional information on sample preparation is available in the El Morro Report as well as in the El Morro technical reports previously published.  Analytical techniques during early programs comprised geochemical analysis for copper and molybdenum and fire assay with an AA finish for gold.   Beginning in 2005, copper, silver and molybdenum were analyzed by four-acid digest – AA techniques. Gold was analyzed via fire assay with an AA finish.  From February 2006, analysis for arsenic was routinely included.

Neither the Metallica nor the BHP drilling programs included quality assurance/quality control samples.  These programs were conducted before the discovery of the La Fortuna deposit by Noranda.  Refer to historical El Morro technical reports for additional details on specific QA/QC programs. According to the results of the QA/QC programs, the sample preparation and assaying have acceptable precision and no apparent bias.  The QA/QC program methodology and results have been checked and validated by internal and external reviews. The authors of the El Morro Report believe the assays from the drilling program and the associated QA/QC procedures, which included the regular insertion of blind reference standards and blanks, meet the standards required for reserve and resource calculations for a feasibility level study.

A number of data verification programs and audits have been undertaken over the project history, including: multiple assay database audits; a downhole survey database audit; and an independent review by AMEC assessing the ability of the proposed database to support feasibility-level studies.  These programs indicate that the assay database is capable of supporting the Mineral Resource and Mineral Reserve estimations.

Mineral Resource and Mineral Reserve Estimates

The updated El Morro Project Mineral Resource and Reserve Estimates as at December 31, 2011 are summarized in the “Measured and Indicated Mineral Resource Estimates (Inclusive of Reserves) as at December 31, 2011”, “Inferred Mineral Resource Estimates as at December 31, 2011”  and “Mineral Reserve Estimates – as at December 31, 2011” tables respectively.  See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates”.

The Mineral Resource estimate is supported by 214 diamond and 67 reverse circulation drill holes totalling 101,957 metres.  Pit optimization is based on a cutoff at $2.75 per pound of copper and $1,200 per troy ounce of gold.  The corresponding cut-off grade is approximately 0.20% copper. Additional details regarding the Mineral Reserve and Resource estimates are provide in the El Morro Report.

Mining Operations

The El Morro Project will be developed as an open pit mine truck and shovel operation, supplying material for crushing and processing in a copper flotation mill producing a copper-gold concentrate.  Planned production is approximately 90,000 tonnes of ore per day, equating to an annual average production of approximately 486,000 dry tonnes per year of copper concentrate containing approximately 317 million pounds copper and 342,000 ounces of gold on a 100% Project basis.

Mining Methods

Open pit mining will be carried out by haul trucks and a combination of rope and electric shovels, excavators, and large front-end loaders.  The mine will have 15-metre benches, ramp and step-out widths of 38 metres, with about 180 metres between ramps.  The primary crusher will be situated adjacent to the pit rim.  Crushed ore will be transferred to the concentrator by conveyor.  The main waste rock facility is located to the south of the open pit.  The tailings storage facility is located to the south and west of the open pit and downstream of the main waste rock facility.

Recovery Methods

There are five distinct ore types identified at the El Morro Project.  Copper and gold will be recovered via flotation.  Average projected rates of recovery are 85.1% copper and 67.2% gold.

The proposed plant design is conventional for the copper industry, and uses some of the largest processing machinery currently available. Plant design includes a crushing plant, semi-autogenous grinding (SAG) circuit, pebble crusher, rougher flotation and regrind circuit, and cleaner and scavenger flotation banks.

Concentrate will be transferred via pipeline to a concentrate filter plant located at the port facility about 200 kilometres from site. Tailings from the plant will be thickened, and gravity-fed to the tailings storage facility.

Markets and Contracts

Gold and copper markets are mature global markets with reputable smelters and refiners located throughout the world.  There are no smelting and refining contracts currently in place for the El Morro Project.

Environmental Conditions

Total closure costs at El Morro are estimated to be in the range of $25 million net of the salvage value of the assets. Chile does not require reclamation and closure bonding. The Project has been designed to satisfy applicable international requirements but further review will be required as the Project moves forward and activities and estimates will need to be adjusted to account for actual site conditions at closure.

Economic Analysis

The El Morro Mine is expected to have an 18-year mine life commencing in 2017.  New Gold’s 30% share of annual production is expected to be over 100,000 ounces of gold and 95 million pounds of copper.

Life of mine cash costs are expected to be approximately negative ($730) per ounce of gold on a copper byproduct basis and approximately $590 per ounce of gold and $1.35 per pound of copper on a co-product basis.

Total initial capital requirements through year one of the mine (100% basis) are approximately $3.834 billion.  An additional $859 million in sustaining capital is expected to be required for years two through 18 of the mine life.

Using a copper price of $2.75 per pound and gold price of $1,200 per troy ounce and applying the Chilean income tax rate of 17%, the Project, on a 100% basis, has a before-tax estimated IRR of 9.2% and an after-tax estimated IRR of 7.9%. The net present value, using a 5% discount rate, is estimated to be $1.5 billion on a before tax basis and $1.0 billion on an after tax basis. Total after-tax cash flow is estimated to be $4.78 billion.  Project payback is estimated to occur at 7.9 years.

The principal corporate taxes levied in Chile are a general income tax and a value-added tax (VAT).  The economic model assumes income taxes at the Chilean tax rate of 17% of net income and no VAT, as it is assumed that the mine owners would be exempt as exporters.

In 2010, Chile introduced new legislation that increased the mining tax rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14% depending on the mining operating profit margin in a given taxation year. The mining operating profit margin is defined as the taxable income of the operation divided by the gross mining revenue of the operation. Mines with operating margins at 35% or below would still be subject to the 5% mining tax rate. Mines with an operating profit margin of higher than 85% would be subject to a 14% rate. The new legislation did not apply to the Company as they had a fiscal stability agreement, in the form of Decree Law (D.L.) 600 that prevented this legislation from applying to the El Morro Project.

During 2011, the Company waived the fiscal stability established by its previous D.L. 600 filing. Simultaneously, Goldcorp filed a new D.L. 600 application that provides fiscal stability to both Goldcorp and the Company. The D.L. 600 also prevents the new legislation from applying to the El Morro Project for the first 15 years of production.

Exploration and Development

Development of the La Fortuna deposit is proposed to begin in September 2012.  Development activities during 2012 will include access road construction, engineering, equipment procurement and exploration.  Drilling will be a continuation of condemnation drilling and exploration drilling to test potential extensions of the La Fortuna deposit.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in the forward-looking information relating to the Company.

The following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business.  Any of the following risks could have a material adverse effect upon the Company, its business and future prospects.  In addition, other risks and uncertainties not presently known by management of the Company could impair the Company, its business and prospects in the future.

Changes in Metal Prices

The Company’s earnings and cash flows are subject to risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;

•	global or regional political or economic crises;

•	the relative strength of the U.S. dollar and other currencies;

•	expectations with respect to the rate of inflation;

•	interest rates;

•	purchases and sales of gold by central banks and other large holders, including speculators;

•	demand for jewelry containing gold; and

•	investment activity, including speculation, in gold as a commodity.

The price of gold increased by 10% at December 31, 2011 compared to December 31, 2010, rising to a nominal record price of $1,920 per ounce in September 2011 before declining to close the year at $1,531 per ounce.  Future metal price declines could cause continued development of, and commercial production from, the Company’s properties to be uneconomic.  Depending on the price of gold, copper and silver, the Company’s cash flow from mining operations may be insufficient to meet its operating needs, and as a result it could be forced to discontinue production and could lose our interest in, or be forced to sell, some or all of its properties.  Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in Mineral Reserve and Resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased amortization, reclamation and closure charges.  In addition, metal price fluctuations create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

In addition to adversely affecting the Company’s Reserve and Resource estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations and financial condition.

As part of the Western Goldfields Business Combination, the Company acquired gold contracts that require it to sell the gold subject to such contracts at a price of $801 per ounce.  On May 27, 2009, the Company assumed liability for gold forward sales contracts for 374 thousand ounces of gold at such price.  As at December 31, 2011, the remaining gold contracts are for a total of 198 thousand ounces with a commitment to deliver 5.5 thousand ounces per month for 36 months, with the last commitment deliverable in December 2014.

From time to time the Company engages in commodity hedging transactions intended to reduce the risk associated with fluctuations in metal prices, but there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful.  Hedging may not protect adequately against declines in the price of the hedged metal.  Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent it from benefiting from price increases.

 Litigation

New Gold is party to legal proceedings, which, if decided adversely to New Gold, may have a material effect on the financial or business position or prospects of New Gold.  Investors are urged to read the description of the pending legal proceedings set out under the heading “Legal Proceedings and Regulatory Actions”.

Foreign Operations

The Company has operations in the United States, Australia, Mexico, Canada and Chile and is accordingly exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary for each country and include, but are not limited to:  fluctuations in currency exchange rates; high rates of inflation; labor unrest; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; unstable legal systems; changes in taxation policies; changes in mining policies; restrictions on foreign exchange and repatriation; changing political conditions, social unrest, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction; and other risks arising out of foreign sovereignty issues.  Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability.  Operations may be affected in varying degrees by:

•
government regulations including, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety; and

•	the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Furthermore, in the event of a dispute arising from New Gold’s activities, the Company may be subject to the exclusive jurisdiction of courts outside of North America or may not be successful in subjecting persons to the jurisdiction of courts in North America, either of which could unexpectedly and adversely affect the outcome of a dispute.

Government Regulations

The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations. Any such amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation, could have a material adverse impact on the Company, such as increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or could require abandonment or delays in the development of new mining properties.  Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  For example, New Gold could be forced to compensate those suffering loss or damage by reason of our mining activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail the Company’s operations.

Permitting

The Company’s operations in the United States, Mexico, Australia, Canada and Chile are subject to receiving and maintaining permits from appropriate governmental authorities.  Although the Company’s operating mines, located in the United States, Mexico and Australia, have all required permits for their current operations, there have been historical challenges to permits that were temporarily successful and delays in the renewal of certain permits and there is no assurance that delays will not occur in connection with obtaining necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Before it may begin any development, the Company must also receive permits from appropriate governmental authorities.  There can be no assurance that the Company will obtain or continue to hold all permits necessary to develop any of its existing development projects in Canada and Chile or any future project that it may acquire.

The Company is also involved with ongoing challenges relating to its EIS for the Cerro San Pedro Mine. There is a lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.  In addition, appeals are currently pending seeking to overturn a Chilean appellate court decision upholding a challenge to the Resolution of Environmental Qualification relating to the El Morro Project. See “Legal Proceedings and Regulatory Actions”.

Exploration, Development and Operating Risk

Although the Company’s activities are primarily directed towards mining operations and the development of mineral deposits, its activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate risk are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company or any of its joint venture partners will result in a profitable commercial mining operation.

Mining, processing, development and exploration activities each require adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, or government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this Annual Information Form are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably.  There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control.  Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period.  In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold and copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate.  The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

Uncertainty Relating to Inferred Mineral Resources

Inferred Mineral Resources are not Mineral Reserves and as such do not have demonstrated economic viability.  Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to a higher category of Mineral Resources or to Proven and Probable Mineral Reserves as a result of continued exploration.

Need for Additional Mineral Reserves and Mineral Resources

Because mines have limited lives based on Proven and Probable Mineral Reserves, New Gold must continually replace and expand its Mineral Reserves and Mineral Resources.  The life-of-mine estimates included in this Annual Information Form for each of New Gold’s operating mines are based on New Gold’s best estimate given the information available to the Company.  These estimates may not be correct.  New Gold’s ability to maintain or increase its annual production of gold, silver and copper depends in significant part on its ability to find new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines.

The Company’s Mineral Reserves and Mineral Resources and the corresponding grades are estimates, and such estimated Reserves, Resources and grades may not prove accurate and the indicated level of gold, silver and/or copper or any other mineral may never be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted, and any material inaccuracy in the estimated Reserves, Resources, grade or stripping ratio at our properties may affect the economic viability of the Company’s properties.

Acquisition and Integration Strategy

As part of New Gold’s business strategy, it has sought and will continue to seek new operating and development opportunities in the mining industry. In pursuit of such opportunities, New Gold may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into New Gold.  The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately be successfully integrated to and benefit New Gold’s business.  Further, any acquisition the Company makes will require a significant amount of time and attention of its management, as well as resources that otherwise could be spent on the operation and development of its existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities.  There can be no assurance that any business or assets acquired in the future will prove to be profitable, that New Gold will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence.  Any of these factors could have a material adverse effect on New Gold’s business, expansion, results of operations and financial condition.

Exploration and Development

The exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. Although the Mineral Resource and Reserve figures have been carefully prepared and reviewed, these amounts are estimates only, and no assurance can be given that an identified Mineral Resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations and financial condition.

Short-term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in reserves or resources, grades, dilution estimates or recovery rates may affect the economic viability of a project.

The estimated Mineral Reserves and Mineral Resources described in this Annual Information Form should not be interpreted as assurances of mine life or of the profitability of future operations.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish Mineral Resources through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Reclamation Costs

New Gold’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site.  These obligations represent significant future costs for the Company.  As at December 31, 2011, the total estimated reclamation liability for New Gold’s mines was approximately $55.0 million. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased.  It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond.  Reclamation bonds represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity.  If actual costs are significantly higher than the Company’s estimates, then its results from operations and financial position could be materially adversely affected.

Foreign Currency Exchange Rates

New Gold’s assets are located in Mexico, Australia, Canada and Chile, as well as in the United States.  As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk the Company faces can be categorized as follows:

•
transaction exposure: the Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect its profitability as exchange rates fluctuate;

•
exposure to currency risk: the Company is exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, trade and other receivables, reclamation deposits, trade and other payables, reclamation and closure cost obligations and long-term debt; and

•
translation exposure: the Company’s functional and reporting currency is U.S. dollars, other than the New Afton Project and Blackwater Project, whose functional currency is Canadian dollars. New Gold’s other operations may have assets and liabilities denominated in currencies other than the U.S. dollar, with translation foreign exchange gains and losses included from these balances in the determination of profit or loss.  Therefore, exchange rate movements in the Mexican peso, Australian dollar, Canadian dollar and Chilean peso can have a significant impact on the Company’s consolidated operating results.  New Gold will translate the New Afton Project and Blackwater Project’s Canadian dollar balances to U.S. dollars through the foreign exchange translation adjustment reserve in equity; therefore, only foreign currency transaction gains and losses for these projects will be reflected in the consolidated operating results.

As a result, fluctuations in currency exchange rates could significantly affect New Gold’s business, financial condition, results of operations and liquidity.

Global Financial Conditions

Global financial conditions have been subject to continued volatility.  Government debt and the risk of sovereign defaults in many countries have been causing significant uncertainties in the markets.  High levels of volatility and market turmoil could adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on the Company’s business.

Taxation

New Gold has operations and conducts business in a number of different jurisdictions and is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by New Gold, which could adversely affect its profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

Financing Risks

The Company’s mining, processing, development and exploration activities may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of our projects. The cost and terms of such financing may significantly reduce the expected benefits from new developments and/or render such developments uneconomic.  There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable.

Joint Ventures

The Company holds a 30% interest in the El Morro Project, through a joint venture with Goldcorp which owns the remaining 70% interest, and may enter into more joint ventures in the future with other third parties. There are a variety of risks associated with joint ventures, including, without limitation:

•	disagreement with a counterparty about how to develop, operate or finance a project;

•	that a counterparty may at any time have economic or business interests or goals that are, or become, inconsistent with the Company’s business interests or goals;

•	that a counterparty may not comply with the agreement;

•	the possibility that a counterparty might become bankrupt;

•	that a counterparty may be in a position to take action contrary to the Company’s instructions, requests, policies, objectives or interests;

•	possible litigation with a counterparty about joint venture matters;

•	the Company’s inability to exert control over decisions relating to a joint venture in which it does not hold a controlling interest, such as the El Morro Project; and

•	the possibility that the Company may not be able to sell its interest in a joint venture if it wants to exit the joint venture.

These risks could result in legal liability or affect the Company’s ability to develop or operate a joint venture project, either of which could have a material adverse effect on its future growth, results of operations and financial position.

New Afton, Blackwater and El Morro Development Risk

The New Afton Project is currently at the construction stage of its development. Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; financing risks; labour shortages; and fluctuation in metal prices. There can be no assurance that the construction will continue in accordance with current expectations or at all.

The El Morro Project is in its development phase and subject to numerous risks including, but not limited to, obtaining permits required to commence construction, maintaining environmental permits, changes in environmental or other government regulations and financing risks.  There can be no assurance that the development of the El Morro Project will continue in accordance with current expectations or at all.

The Blackwater Project is in the early stages of its development. The Blackwater Project has no Mineral Reserves defined in accordance with CIM Definition Standards. Development of the Project is subject to numerous risks, and there can be no assurance that the exploration and development of the Blackwater Project will continue in accordance with current expectations or at all.

Infrastructure and supply of goods and services

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect New Gold’s operations, financial condition and results of operations.

Disruptions in the supply of products or services required for our activities could also adversely affect our operations, financial condition and results of operations. In particular, due to the limited number of suppliers of sodium cyanide in each jurisdiction in which the Company operates, a delay in supply, a force majure event or a breach of contract by one of the Company’s sodium cyanide suppliers could result in delays in processing times which may adversely affect operations results.

Operation and production costs

Mining operations and facilities are intensive users of electricity and carbon-based fuels. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect its operations results and financial condition.

New Gold’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, sodium cyanide and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in New Gold’s mining and production activities could materially adversely affect its operations results and financial condition.

Environmental Risks

The Company is and will be subject to environmental regulation in the United States, Mexico and Australia where it operates, as well as in Canada and Chile where it has development properties.  In addition, the Company will be subject to environmental regulation in any other jurisdictions in which the Company may operate or have development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or development properties. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

New Gold may also acquire properties with known or undiscovered environmental risks.  Any indemnification from the entity from whom the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances, including sodium cyanide. Some of New Gold’s properties have also been used for mining and related operations for many years before New Gold acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. The Company has been required to address contamination at its properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks or discharges that may arise from its ongoing operations or other contingencies. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject it to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s future growth, results of operations and financial position.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure by the Company to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mining operations or its exploration or development of mineral properties and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production at certain of the Company’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system then the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards against which it may not be insured.

Insurance and Uninsured Risks

New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to New Gold’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although New Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations.  New Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to New Gold or to other companies in the mining industry on acceptable terms.  New Gold might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Climate Change Risks

Governments are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs.

Sea level rise: The Company’s operations are not directly threatened by current predictions of sea level rise. All of the Company’s operations are located inland at elevations from 100 metres to 4,000 metres above sea level. However, changes in sea levels could affect ocean transportation and shipping facilities, which are used to transport supplies, equipment and personnel to the Company’s operations and products from those operations to world markets.

Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at the Company’s mines. Where appropriate, the Company’s facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions to supply lines could result in production interruptions.

Labour and Employment Matters

Approximately 300 employees belong to a union at the Cerro San Pedro Mine.  Relations between New Gold and its employees may be impacted by changes in the scheme of labour relations, which may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business.  Negotiations for a new collective agreement at the Cerro San Pedro Mine were successfully completed in January 2012. Adverse changes in the schemes of labour relations in different jurisdictions or in the relationship between New Gold and its employees may have a material adverse effect on New Gold’s business, results of operations and financial condition.

Aboriginal title

Governments in many jurisdictions must consult with Aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Aboriginal people may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Canada, the United States and Australia, in which Aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen Aboriginal title claims also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Title to Some of the Company’s Mineral Properties may be Challenged or Defective

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed.  Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects.  As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties.  An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

Competition

The mining industry is competitive in all of its phases.  New Gold faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than New Gold.  As a result of this competition, New Gold may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all.  Consequently, New Gold’s revenues, operations and financial condition could be materially adversely affected.

Retention of Key Personnel

The Company’s business is dependent on retaining the services of a number of key personnel of the appropriate calibre as the business develops.  The success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management and the loss of one or more could have a materially adverse effect on the Company.  The Company does not maintain any key man insurance with respect to any of its officers or directors.

In addition, the conduct of the Company’s operations is dependent upon access to skilled labor.  Access to skilled labor may prove particularly challenging where the Company’s mining operations are conducted in remote locations.  Shortages of suitably qualified personnel could have a material adverse effect on the Company’s business, cash flows and results of operations.

Conflicts of Interest

Certain of New Gold’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests.  Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests.  As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to New Gold.  In the event that New Gold’s directors are subject to conflicts of interest, there may be a material adverse effect on its business.

NOTES AND DEBENTURES

Notes

In June and July 2007, the Company issued an aggregate of 237,000 Series D units (“Units”) for an aggregate principal amount of C$237 million.  Each Unit consisted of a C$1,000 principal amount note (“Note”) and 100 common share purchase warrants (“Warrants”). Each Warrant is exercisable to purchase one common share of the Company at a price of C$15 per share until June 28, 2017.  The Notes and Warrants are listed for trading on the Toronto Stock Exchange (“TSX”).

The Notes and the Warrants were issued under a note indenture (“Note Indenture”) and a warrant indenture (“Warrant Indenture”), respectively, dated as at June 28, 2007 between the Company and Computershare Trust Company of Canada (“Trustee”). On April 17, 2008, the Company and the Trustee entered into an amended and restated note indenture (“Amended Note Indenture”).  The Amended Note Indenture converts the Notes from subordinated unsecured notes to senior secured notes.  The Notes are secured by a charge (“New Afton Security Interest”) on the assets (“New Afton Project Assets”) comprising and relating to the New Afton Project.  Subject to Permitted Encumbrances (as defined in the Amended Note Indenture), the New Afton Security Interest constitutes a first ranking charge on the New Afton Project Assets.  As well, under a supplemental warrant indenture to the original Warrant Indenture, holders of the Notes were granted an additional 4,150,000 warrants (the “Consent Fee Warrants”) on completion of the Peak/Metallica Business Combination on the same terms as the original Warrants.

The Notes mature and become due and payable on June 28, 2017 and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year. The Company has the right to redeem the Notes in whole or in part at any time and from time to time to June 27, 2017 at a price ranging from 120% to 100% of the principal amount of the Notes to be redeemed.  As at December 31, 2011 the redemption price was 105%.

The Amended Note Indenture provides that in the event of a change of control of the Company or in the ownership of the New Afton Project, the Company may or must offer, depending on the circumstances, to redeem the Notes at prices ranging from 120% to 100% of the principal amount of the Notes to be redeemed.  In addition, if 50% of the New Afton Cash Flow (the "New Afton Excess Cash Flow") for any fiscal year exceeds $10 million the Company must make an offer to redeem the Notes in an aggregate principal amount equal to the New Afton Excess Cash Flow on  a pro rata basis.

The Notes are direct, secured senior debt obligations of the Company in respect of the New Afton Project.

In January 2009, the Company acquired C$50 million face value of its Notes for C$30 million from note holders.  This resulted in reductions of principal of C$50 million and interest of approximately C$5 million per year.

The Amended Note Indenture requires the Company to comply with certain reporting and other covenants.

Subordinated Convertible Debentures

In June 2007, the Company issued 55,000 5% subordinated convertible debentures (the “Debentures”) for an aggregate principal amount of C$55 million. The Debentures were issued pursuant to a debenture indenture dated June 28, 2007 between the Company and the Trustee (the “Debenture Indenture”). The Debentures are listed for trading on the TSX.

Each Debenture has a principal amount of C$1,000, bears interest at a rate of 5% per annum and is convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of C$9.35 per share. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.

The Debentures did not allow forced conversion by the Company before January 1, 2012, but after that date the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price (C$11.69). The Note Indenture provides that the Company will not prepay the Debentures in cash.

The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption, or (ii) convert the outstanding Debentures into shares at a conversion price ranging from C$7.48 to C$9.35, based on a time formula specified in the Debenture Indenture.

The Company may elect to redeem Debentures due June 28, 2014, on or after January 1, 2012 on not less than 40 days’ and no more than 60 days’, prior written notice, provided that the Current Market Price of New Gold’s shares on the TSX at the date of the redemption notice is at least 125% of the conversion price of C$9.35 (i.e. C$11.69). The “Current Market Price” at any date is defined as the weighted average trading price per common share for the 30 consecutive trading days ending five trading days before such date.

If the Company elects to pay by issuing new shares, the number of new shares would be determined by dividing the principal amount of the Debentures being redeemed by 95% of the Current Market Price of New Gold’s common shares on the redemption date. In lieu of fractional shares, the cash equivalent would be paid and determined on the basis of the Current Market Price on the redemption date.  Accrued interest on the Debentures would also be paid in cash.

The Debentures are direct debt obligations of the Company, are not secured by any mortgage, pledge or charge and will be subordinate to any secured indebtedness of the Company and the Notes. The Debenture Indenture does not restrict the Company from incurring further indebtedness or from mortgaging, pledging or charging its property or assets to secure any indebtedness of the Company.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

DIVIDENDS

To date, New Gold has not paid dividends on its shares.  The Company currently intends to retain future earnings, if any, for use in its business and does not, at this time, anticipate paying dividends on its shares.  Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value, of which 461,429,165 common shares were issued and outstanding at March 21, 2012.  Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings.  Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election.

Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation.  The common shares do not carry any pre-emptive, subscription, redemption or conversion rights.

The Company also has options, warrants, notes and debentures outstanding. See the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2011 for additional information regarding the Company’s convertible securities.

On March 23, 2012 New Gold adopted a shareholder rights plan (“Plan”) to provide the Board of directors with more time to consider alternatives in the event of a takeover bid for the common shares of New Gold.  A copy of the Plan is available under the Company’s profile on SEDAR at www.sedar.com.  The record date for the distribution of the rights to shareholders is April 2, 2012.  The Plan is effective, but it is subject to ratification by shareholders within six months of its implementation.

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MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The common shares of the Company are listed and posted for trading on the TSX and the NYSE AMEX in each case under the symbol “NGD”. The following table contains information relating to the trading of the common shares in Canadian dollars on the TSX for the months indicated.

2011	High (C$)	Low (C$)	Volume
January	9.53	7.35	46,023,692
February	9.66	8.02	28,271,153
March	11.59	9.17	43,789,686
April	11.42	9.82	36,251,605
May	10.64	8.72	33,885,208
June	10.09	8.52	34,913,327
July	10.96	9.66	31,900,340
August	13.48	9.18	93,928,581
September	14.12	10.56	59,013,088
October	12.71	10.12	40,958,052
November	12.97	9.98	34,038,223
December	11.54	9.66	38,070,485

The price of the common shares as quoted by the TSX at the close of business on December 30, 2011, the last trading day prior to year end was C$10.28 and on March 21, 2011 was C$9.38.

Series A Warrants

The Company’s Series A Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.A”.  Holders are entitled to purchase one common share for C$15.00 for each warrant held.  These warrants expire June 28, 2017.  As at March 21, 2012 there were 27,849,865 Series A Warrants outstanding. The following table contains information relating to the trading of the Company’s Series A Warrants in Canadian dollars on the TSX for the months indicated.

2011	High (C$)	Low (C$)	Volume
January	2.76	1.65	1,431,527
February	2.88	1.90	1,729,400
March	3.59	2.30	2,161,950
April	3.54	2.75	1,254,768
May	3.27	2.32	976,571
June	2.90	2.15	746,471
July	3.32	2.63	715,044
August	4.78	2.54	1,663,637
September	5.18	3.19	1,811,459
October	4.55	2.95	1,089,212
November	4.55	3.51	610,275
December	4.14	2.79	945,380

The price of the Series A Warrants as quoted by the TSX at the close of business on December 30, 2011, the last trading day prior to year end was C$3.26 and on March 21, 2012 was C$3.30.

Series B Warrants

The Company’s Series B Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.B”. Holders are entitled to purchase one common share for C$15.00 for each 10 warrants held.  These warrants expire April 3, 2012. As at March 21, 2012 there were 217,499,999 Series B Warrants outstanding.   The following table contains information relating to the trading of the Company’s Series B Warrants in Canadian dollars on the TSX for the months indicated.

2011	High (C$)	Low (C$)	Volume
January	0.085	0.050	22,541,598
February	0.070	0.060	9,675,230
March	0.075	0.055	14,116,827
April	0.075	0.060	5,718,350
May	0.070	0.045	5,577,161
June	0.055	0.040	16,858,132
July	0.055	0.045	4,657,506
August	0.100	0.040	66,437,066
September	0.120	0.060	25,418,807
October	0.075	0.050	6,550,271
November	0.070	0.025	12,157,300
December	0.035	0.010	8,074,970

The price of the Series B Warrants as quoted by the TSX at the close of business on December 30, 2011, the last trading day prior to year end was C$0.015 and on March 19, 2012, the last trading day prior to March 21, 2012, was C$0.005.

Series C Warrants

The Company’s Series C Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.C”.  Holders are entitled to purchase one common share for C$9.00 for each 10 warrants held.  These warrants expire November 28, 2012.  As at March 21, 2012 there were 73,811,666 Series C Warrants outstanding.  The following table contains information relating to the trading of the Company’s Series C Warrants in Canadian dollars on the TSX for the months indicated.

2011	High (C$)	Low (C$)	Volume
January	0.360	0.260	1,747,630
February	0.370	0.310	569,600
March	0.420	0.225	1,560,150
April	0.430	0.265	684,800
May	0.425	0.300	321,250
June	0.420	0.270	2,691,959
July	0.490	0.390	873,811
August	0.640	0.440	281,500
September	0.680	0.440	791,801
October	0.680	0.450	3,060,508
November	0.710	0.520	179,500
December	0.720	0.450	599,250

The price of the Series C Warrants as quoted by the TSX at the close of business on December 30, 2011, the last trading day prior to year end was C$0.690 and on March 20, 2012, the last trading day prior to March 21, 2012, was C$0.75.

Notes

The Notes are listed and posted for trading on the TSX under the symbol “NGD.NT”. See “Notes and Debentures” above for more information.  The following table sets forth information relating to the trading of the Notes in Canadian dollars on the TSX for the months indicated.

2011	High ($)	Low ($)	Volume
January	108.00	107.00	77,710
February	107.85	106.90	99,730
March	107.40	106.45	59,430
April	106.75	105.60	66,250
May	106.15	105.60	18,970
June	106.15	105.55	2,090
July	106.15	105.45	22,230
August	106.50	105.00	47,070
September	106.75	106.75	1,440
October	106.50	105.00	20,100
November	106.50	106.00	36,030
December	106.50	106.10	2,730

The price of the Notes as quoted by the TSX at the close of business on December 30, 2011, the last trading day prior to year end was C$106.50 and on March 21, 2012 was C$106.24.

Debentures

The Debentures are listed and posted for trading on the TSX under the symbol “NGD.DB”.  See “Notes and Debentures” above for more information.  The following table sets forth information relating to the trading of the Debentures in Canadian dollars on the TSX for the months indicated.

2011	High ($)	Low ($)	Volume
January	111.25	111.10	270
February	120.50	111.00	1,230
March	131.00	125.00	780
April	130.00	125.00	940
May	123.00	119.00	710
June	120.00	111.01	2,200
July	131.00	120.00	1,500
August	146.50	123.00	3,620
September	150.24	122.00	1,630
October	122.00	118.50	490
November	132.21	122.89	1,550
December	127.80	121.13	3,610

The price of the Debentures as quoted by the TSX at the close of business on December 30, 2011, the last trading day prior to year end was C$122.50 and on March 15, 2012, the last trading day prior to March 21, 2012, was C$119.00.

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DIRECTORS AND OFFICERS

The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at March 26, 2012 are set out below.  In addition, the principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in their brief biographies.

As at March 22, 2012, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 13,382,905 common shares of the Company, representing approximately 2.90% of its issued and outstanding shares.

The term of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.  The officers hold their office at the discretion of the board, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and committees.

JAMES ESTEY Ontario, Canada Director since: July 8, 2008 Independent
James Estey is the retired Chairman of UBS Securities Canada Inc. and has over 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada. In January 2008, Mr. Estey assumed the role of Chairman.  He serves on the boards of Range Royalty Management Ltd. and Gibson Energy Inc. He also serves on the boards of The Estey Centre for Law and Economics in International Trade and St. Clements School and is on the Advisory Board of the Edwards School of Business.  Mr. Estey’s principal occupation is Corporate Director.

ROBERT GALLAGHER British Columbia, Canada Director since: June 30, 2008 Non-Independent
Robert Gallagher’s principal occupation is the President and Chief Executive Officer of New Gold.  Mr. Gallagher has worked in the mining industry for over 32 years and spent 15 years with Placer Dome Inc. and from August 2000 to December 2007 with Newmont Mining Corporation, most recently as Vice President, Operations, Asia Pacific.  Before the business combination of Peak Gold, Metallica and New Gold, Mr. Gallagher was the President and Chief Executive Officer of Peak Gold from February 2008.  Mr. Gallagher holds a Bachelor of Applied Science in Mineral Processing.

VAHAN KOLOLIAN Ontario, Canada Director since: June 1, 2009 Independent
Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). From 1990 to 2000, he was co-founder and President of Polar Capital Corporation and from 2002 to 2011, he was Chairman of KK Precision Inc., a private engineering and manufacturing company.  Mr. Kololian also serves on the board of Manicouagan Minerals Inc., a public mineral exploration company.  Mr. Kololian holds BA and LL.B. degrees.  Mr. Kololian is also co-founder and Chairman of the Mosaic Institute, whose purpose is to bring together and promote dialogue among Canadians of differing ethnicities whose homelands are in conflict with one another. Mr. Kololian’s principal occupation is the Managing Partner of TerraNova Partners LP.

MARTYN KONIG Surrey, United Kingdom Director since: June 1, 2009 Independent
Martyn Konig has over 29 years’ experience in investment banking and the commodity markets as well as extensive experience in the natural resource sector. Mr. Konig was Executive Chairman and President of European Goldfields Limited until its acquisition by Eldorado Gold Corp. in February 2012 and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.  Mr. Konig’s principal occupation is Corporate Director.

PIERRE LASSONDE Ontario, Canada Director since: June 30, 2008 Independent
Pierre Lassonde is the Chairman of Franco-Nevada Corporation. He formerly served as President of Newmont Mining Corporation from 2002 to 2006 and resigned as a director and Vice Chairman of Newmont effective as of November 30, 2007. Previously Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Corporation.  Mr. Lassonde’s principal occupation is the Chairman of Franco-Nevada Corporation.

CRAIG NELSEN Colorado, United States Director since: June 30, 2008 Independent
Craig Nelsen was previously the Chairman of Metallica Resources Inc. He has been the President and Chief Executive Officer of Avanti Mining Corporation since 2007. He previously served as Chief Executive Officer of that company from 1994 to 1999. Mr. Nelsen also served as the Executive Vice President, Exploration, for Gold Fields Limited from 1999 to 2007.  Mr. Nelsen’s principal occupation is the President and Chief Executive Officer of Avanti Mining Inc.

Mr. Nelsen will not stand for re-election at the Company’s Annual General and Special Meeting to be held on May 2, 2012.

RANDALL OLIPHANT Ontario, Canada Director since: June 1, 2009 Non-Independent
Randall Oliphant’s principal occupation is Executive Chairman of New Gold.  Until the spring of 2011 he was also President and Chief Executive Officer of Silver Bear Resources Inc. of which he remains a director and Chairman. Mr. Oliphant is on the Advisory Board of Metalmark Capital LLC (formerly Morgan Stanley Capital Partners), and serves on the boards of WesternZagros Resources Ltd. and Franco-Nevada Corporation. Since 2003, Mr. Oliphant has served on the boards of a number of public and private companies and not-for-profit organizations. From 1999 to 2003, he was the President and Chief Executive Officer of Barrick Gold Corporation.  From 2006 to 2009, he was Chairman of Western Goldfields Inc. Mr. Oliphant is a Chartered Accountant.

RAYMOND THRELKELD North Carolina, United States Director since: June 1, 2009 Non-Independent
Raymond Threlkeld has over 32 years of mineral industry experience.  From 2005 to 2009, Mr. Threlkeld was the Chief Operating Officer of Silver Bear Resources Inc.  From 2006 to 2009, he was the President and Chief Executive Officer of Western Goldfields Inc. From 1996 to 2005 Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the Western United States in addition to his management and project development experience.  Mr. Threlkeld’s principal occupation is the President and Chief Executive Officer of Rainy River Resources Ltd.

BRIAN PENNY Ontario, Canada Executive Vice President and Chief Financial Officer
Mr. Penny has over 23 years of experience in mine finance and accounting. He has been the Executive Vice President and Chief Financial Officer of the Company since June 2009.  He was the Chief Financial Officer of Western Goldfields from 2006 to 2009. From 2005 to spring 2011, Mr. Penny was also the Chief Financial Officer of Silver Bear Resources Inc. From 2004, Mr. Penny was a Director of and chaired the Audit Committee of Equinox Minerals Limited until the acquisition of the company by Barrick in 2011. Mr. Penny was the Chief Financial Officer of Kinross Gold Corporation 1993 – 2004. Mr. Penny is a Certified Management Accountant.  Mr. Penny’s principal occupation is the Executive Vice President and Chief Financial Officer of New Gold.

JOHN MARSHALL British Columbia, Canada Vice President, Human Resources
Mr. Marshall has over 23 years’ experience in human resources spanning the energy, semiconductor and banking industries. He was previously the Director of Worldwide Human Resource Operations for PMC-Sierra Inc. where he managed human resources operations for employees in over 10 countries. Prior to PMC-Sierra, Mr. Marshall held various human resources roles at Duke Energy, Westcoast Energy and NatWest Group plc.  Mr. Marshall’s principal occupation is the Vice President, Human Resources of New Gold.

MARK PETERSEN Colorado, United States Vice President, Exploration
Mr. Petersen is an economic geologist with over 28 years of mining industry experience in the Americas. Previously, Mr. Petersen held the position of Vice President of Exploration for Metallica Resources Inc., where he was responsible for leading the exploration and development of the Cerro San Pedro project in Mexico, acting as the company’s technical liaison for the El Morro joint venture project in Chile, developing and managing a portfolio of earlier stage exploration projects in Chile, Brazil, and Alaska, and directing generative exploration work throughout the Americas. Prior to his term with Metallica, Mr. Petersen held positions as an exploration geologist with Lac Minerals Inc. and predecessor companies Bond Gold Inc. and St. Joe Gold Inc.  Mr. Petersen’s principal occupation is the Vice President, Exploration of New Gold.

HANNES PORTMANN Ontario, Canada Vice President, Corporate Development
Mr. Portmann has been working with mining companies in a financial capacity since his career began. Before joining Western Goldfields in 2008 he was an Associate in the Merrill Lynch Investment Banking Mining Group, where he worked in an advisory role on merger and acquisition mandates as well as equity and debt offerings. Previously, Mr. Portmann held roles in both the assurance and advisory practices of PricewaterhouseCoopers LLP. Mr. Portmann holds a Bachelor of Science in Mining Engineering from Queen’s University, a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto and is a Canadian Chartered Accountant.  Mr. Portmann’s principal occupation is the Vice President, Corporate Development of New Gold.

SUSAN TOEWS British Columbia, Canada Vice President, Legal Affairs and Corporate Secretary
Ms. Toews has over 18 years’ corporate, securities legal experience and was previously Corporate Secretary of Peak Gold Ltd.  She was also previously General Counsel at egX Canada, an emerging marketplace working toward the securitization of real estate assets and Senior Legal Counsel with the British Columbia Securities Commission (BCSC).  She was the BCSC representative on the Canadian Securities Administrators committee that developed the national rule on disclosure of corporate governance, corporate governance guidelines and the national rule on auditor oversight. Ms. Toews holds a Bachelor of Arts (Hons.) from the University of Victoria, and a Bachelor of Laws from the University of Saskatchewan. Ms. Toews principal occupation is the Vice President, Legal Affairs and Corporate Secretary of New Gold.

Standing Committees of the Board

There are currently four standing committees of the Board: the Audit Committee, the Compensation Committee; the Corporate Governance and Nominating Committee, and the Health, Safety, Environment and Corporate Social Responsibility (“HSE”) Committee.  The following table identifies the members of each of these Committees:

Board Committee	Committee Members	Status
Audit Committee	James Estey (Chair)	Independent
	Vahan Kololian	Independent
	Martyn Konig	Independent
Compensation Committee	Vahan Kololian (Chair)	Independent
	Pierre Lassonde	Independent
	Martyn Konig	Independent
Corporate Governance and Nominating Committee	Jim Estey (Chair)	Independent
	Pierre Lassonde	Independent
	Craig Nelsen (1)	Independent
HSE Committee	Craig Nelsen (1) (Chair)	Independent
	Vahan Kololian	Independent
	Raymond Threlkeld	Non-Independent

Notes:

(1)	Craig Nelsen, currently a director of the Company, will not stand for re-election at the Company’s Annual General and Special Meeting to be held on May 2, 2012.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within 10 years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including New Gold) that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (i) is, or within 10 years prior to the date hereof has been, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Kololian who was a board member (but had previously resigned from the board) of a business services company that filed for voluntary bankruptcy on about June 23, 2010; or (ii) has, within 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers the Company also serve as directors or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Randall Oliphant and Pierre Lassonde are currently directors of Franco-Nevada Corporation which holds a royalty interest in New Gold’s Mesquite Mine and Cerro San Pedro Mine. The Company has adopted a Code of Business Conduct and Ethics that addresses potential conflicts of interest.

Audit Committee

Audit Committee Charter

The Company’s Audit Committee Charter is set out in full in Schedule “A”.

Composition of the Audit Committee

The following directors are members of the Audit Committee as at March 26, 2012:

James Estey - Chair	Independent (1)	Financially literate (2)
Vahan Kololian	Independent (1)	Financially literate (2)
Martyn Konig	Independent (1)	Financially literate (2)

(1)
A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee is as follows:

James Estey, the Chairman of the Audit Committee, has over 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002, he was appointed President and Chief Executive Officer of UBS Securities Canada. In January 2008, Mr. Estey assumed the role of Chairman. He serves on the boards of Range Royalty Management Ltd. and Gibson Energy Inc. He also serves on the boards of The Estey Centre for Law and Economics in International Trade and St. Clements School, and is on the Advisory Board of the Edwards School of Business.

Martyn Konig has over 29 years of experience in investment banking and the commodity markets as well as extensive experience in the natural resource sector. Mr. Konig was Executive Chairman and President of European Goldfields Limited until its acquisition by Eldorado Gold Corp. in February 2012 and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.

Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). From 1990 to 2000, he was co-founder and President of Polar Capital Corporation and from 2002 to 2011, he was Chairman of KK Precision Inc., a private engineering and manufacturing company.  Mr. Kololian also serves on the board of Manicouagan Minerals Inc., a public mineral exploration company. Mr. Kololian holds BA and LL.B. degrees.  Mr. Kololian is also co-founder and Chairman of the Mosaic Institute, whose purpose is to bring together and promote dialogue between Canadians of differing ethnicities whose homelands are in conflict with one another.

Pre-Approval Policies and Procedures

The Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor.  The Chair of the Committee is responsible for proper implementation of and compliance with this policy. In accordance with this policy, 100% of external auditor services described below were pre-approved by the Audit Committee.

The Committee has delegated to the Chair the authority to pre-approve the following and to report such approvals to the Committee as a whole at the next Committee meeting:

•	all services, not previously approved, up to $10,000; and

•	proposals for non-audit related services to be provided by the Company’s auditors up to a value of $100,000.

External Auditor Service Fees (by category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Years Ending December 31	Audit Fees		Audit Related Fees (1)		Tax Fees (2)		All Other Fees (3)
2011	$	C1,782,600	$	C386,450	$	C118,151	nil
2010	$	C1,675,500	$	C134,500	$	C87,400	nil

(1)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(2)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(3)	The aggregate fees billed for services other than as set out under Audit Fees, Audit Related Fees, or Tax Fees.

Deloitte & Touche LLP are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. New Gold does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, will have a material effect on its financial condition or future results of operations.  Legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or other regulatory actions are described below.

New Gold owns 100% of the Cerro San Pedro Mine through the Mexican Company, MSX.  The Cerro San Pedro Mine has a history of ongoing legal challenges.  MSX was issued an environmental authorization (“EIS”) for the Cerro San Pedro Mine by SEMARNAT, the Mexican environmental regulatory agency, in February 1999 for exploration, construction and production stages.  The EIS was the primary federal permit required for the approval of the proposed Mine.  The 1999 EIS was nullified and a new one was issued in 2006 following an action brought by a group opposing the Cerro San Pedro Mine.  In 2006, a group opposing the Mine filed a lawsuit against SEMARNAT alleging that the 2006 EIS did not comply with a Mexican Federal Court order.  After protracted litigation, the Collegiate Appeals Court in Mexico City ruled unanimously in favour of MSX’s position in its appeal against the nullification of the 2006 EIS and the Federal Court of Fiscal and Administrative Justice issued a new resolution in July 2011 requiring SEMARNAT to reanalyze the challenge to the 2006 EIS.  In March 2011, the municipality of Cerro De San Pedro approved a new municipal land use plan (“New Municipal Plan”), after public consultation.  The New Municipal Plan clearly designates the area of the Cerro San Pedro Mine for mining, and New Gold believes that this resolves any ambiguity regarding land use in the area in which the Cerro San Pedro Mine is located.  In April 2011, MSX filed a request for a new EIS based on the New Municipal Plan and on August 5, 2011 a new EIS was granted by SEMARNAT.  The 2011 EIS contains a number of conditions with which MSX must comply and the work to fulfill these conditions is in progress.  In particular, MSX must present a proposal for the remediation of contaminated soils at the conclusion of the Mine’s productive life and build and operate additional subsurface monitoring wells.  The duration of MSX’s recent municipal land usage permit is open-ended and its other operating permits remain in full effect.

On January 13, 2010, New Gold Inc. received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010, which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro Project. New Gold believes the claim is without merit and is defending this action using all available legal avenues.  The trial commenced in June 2011 and the closing arguments are now complete, with a decision expected by the end of the second quarter 2012.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this Annual Information Form, since January 1, 2009 no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Investor Services Inc. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, British Columbia, V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year or prior financial year which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:

•
Acquisition and Funding Agreement dated January 6, 2010 between New Gold Inc., Datawave Sciences Inc., Inversiones El Morro Limitada and Goldcorp Inc., described under the heading “General Development of the Business – Post-Western Goldfields Business Combination”.

•
Credit Agreement dated December 14, 2010 between Peak Gold Ltd., Metallica Resources Inc. and Western Goldfields Inc. (as Borrowers) and New Gold Inc. (as Guarantor) and Scotia Capital (as Joint Lead Arranger and Joint Book Runner) and The Bank of Nova Scotia (as Administrative Agent) and Commonwealth Bank of Australia (as Joint Lead Arranger, Joint Book Runner and Syndication Agent) and Unicredit Bank AG (as Documentation Agent) and The Bank of Nova Scotia, Commonwealth Bank of Australia, Unicredit Bank AG, Royal Bank of Canada and JPMorgan Chase Bank, N.A. (as Lenders) described under the heading “General Development of the Business - Credit Facility”.

•	Arrangement Agreement dated April 3, 2011 between New Gold and Richfield and associated Disclosure Letter.

•	Amendment to Arrangement Agreement dated April 3, 2011 between New Gold and Richfield.

•	Letter Agreement dated October 16, 2011 with respect to the proposed business combination of Silver Quest and New Gold.

•
Arrangement Agreement between New Gold Inc., Silver Quest and Independence Gold Corp. dated November 4, 2011 and associated Disclosure Letter, described under the heading “Acquisition of Silver Quest Resources Ltd.”

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INTERESTS OF EXPERTS

The following table sets out the individuals who were the Qualified Persons as defined by NI 43-101 in connection with the technical reports for the Company’s mines and development projects on a property material to the Company set out opposite their name(s).

Each of the technical reports listed below are available under the Company’s profile on SEDAR at www.sedar.com  and a summary of the reports is contained in this Annual Information Form under “Description of the Business – Mineral Properties”.

Mineral Property and Title of Technical Report	Qualified Person(s)
Mesquite Mine Technical Report on the Mesquite Mine, Brawley, California dated February 26, 2010	Mr. Wayne W. Valliant, P. Geo., and Principal Geologist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Holger Krutzelmann, P. Eng. and Principal Metallurgist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Richard J. Lambert, P.E., and Principal Mining Consultant for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Cerro San Pedro Mine Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico dated February 16, 2010 and amended March 22, 2010	Mr. Holger Krutzelmann, P. Eng. and Principal Metallurgist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Christopher Moreton, Ph.D. and P. Geo., and Senior Consulting Geologist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Richard J. Lambert, P.E., and Principal Mining Consultant for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Peak Gold Mines Technical Report on Peak Gold Mines, New South Wales, Australia, dated January 1, 2009, as amended and restated on June 12, 2009	Mr. Peter Lloyd, FAusIMM, BESc (Mining), and Mining Engineer for New Gold Inc.
Mr. Rex Berthelsen, FAusIMM, CPGeo., and Principal Geologist for New Gold Inc.
Mr. Eric Strom P. Eng., and Professional Engineer for New Gold Inc.
Mr. Sean Pearce MAusIMM, and formerly Mining Manager for New Gold Inc.
New Afton Project Technical Report on the New Afton Project, British Columbia, Canada, dated December 31, 2009	Mr. David Rennie, P. Eng., and Principal Geologist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. R. Dennis Bergen, P. Eng., and Associate Principal Mining Engineer for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Mr. Kevin C. Scott, P. Eng, formerly Principal Metallurgist for Roscoe Postle Associates, Inc. (formerly Scott Wilson Roscoe Postle Associates, Inc.)
Blackwater Project Technical Report, Blackwater Gold Project, Omineca Mining Division, British Columbia, Canada, dated March 23, 2012	Mr. Ronald G. Simpson, P. Geo., of GeoSim Services, Inc.

Mineral Property and Title of Technical Report	Qualified Person(s)
El Morro Project Technical Report on the El Morro Project, Region III, Chile, dated March 26, 2012	Mr. Richard J. Lambert, P.E., and Principal Mining Consultant for Roscoe Postle Associates, Inc.
Neil N. Gow, P. Geo, and an Associate Consulting Geologist for Roscoe Postle Associates, Inc.
A. Paul Hampton, P. Eng. and an Associate Consulting Geologist for Roscoe Postle Associates, Inc.
Lee P. Gochnour, MMSA QP, and an Associate Consulting Geologist for Roscoe Postle Associates, Inc.

Mark Petersen, Vice President, Exploration, New Gold Inc., who is a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this Annual Information Form, including New Gold’s Mineral Reserve and Mineral Resource Estimates as at December 31, 2011 and the Mineral Resource Estimate for New Gold’s Blackwater Project as at March 7, 2012.

Other than Mark Petersen, Peter Lloyd, Eric Strom, Sean Pearce, and Rex Berthelsen, who are or were employees of the Company, none of the Qualified Persons held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports.

None of Mark Petersen, Peter Lloyd, Eric Strom, Sean Pearce or Rex Berthelsen held an interest in the Company’s securities representing more than 1% of the Company’s issued and outstanding common shares when they prepared the Technical Report in respect of the Peak Gold Mines or following the preparation of such report.

None of the Qualified Persons listed above received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports

Other than Mark Petersen, Peter Lloyd, Eric Strom and Rex Berthelsen, who are employees of the Company, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

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SCHEDULE “A”

AUDIT COMMITTEE CHARTER

Audit Committee Charter (“Charter”)

1.           Purpose and Authority

The Audit Committee ("Committee") is a committee of the Board of Directors ("the Board"). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the financial integrity of the financial statements of New Gold Inc. (the “Company"), compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management have established and the overall responsibility for the Company's external and internal audit processes including the external auditor’s qualifications, independence and performance.

The Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisers employed by the Committee and to the independent auditor employed by the Company for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities, the Committee shall maintain an open communication between the Company's external auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member's duties as a member of the Board.

The Committee has the duty to determine whether the Company's financial disclosures are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the external auditor, and review compliance with laws and regulations and the Company's own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

2.           Membership and Composition

The Committee shall consist of at least three independent Directors who shall serve on behalf of the Board. The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of the applicable exchanges, National Instrument 52-110, the U.S. Sarbanes-Oxley Act of 2002 and other regulatory agencies as required.

Financial literacy requires that all members of the Committee shall have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member of the Committee shall be able to analyze and interpret a full set of financial statements, including the notes attached, in accordance with Canadian generally accepted accounting principles and at least one member of the Committee shall qualify and be designated as the Audit Committee Financial Expert as determined in the judgment of the Board with reference to applicable law and stock exchange rules.

A majority of Members will constitute a quorum for a meeting of the Committee.

The Board will appoint one Member to act as the Chair of the Committee. In his or her absence, the Committee may appoint another person provided a quorum is present. The Chair will appoint a Secretary of the meeting, who need not be a member of the committee and who will maintain the minutes of the meeting.

3.           Meetings

At the request of the external auditor, the Chair of the Board, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chair will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chair, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet regularly and at least on a quarterly basis.

The Committee shall hold in camera sessions after each regularly scheduled meeting (or as otherwise may be required) without the presence of management at each meeting.

4.           Duties and Responsibilities

The Committee shall take charge of all responsibilities imparted on an audit committee of the Company, as they may apply from time to time, under the British Columbia Business Corporations Act, National Instrument 52-110, the U.S. Sarbanes Oxley Act and stock exchange rules.  The duties and responsibilities of the Committee include the following:

4.1           Financial Reporting and Disclosure

a.	Review and discuss with management and the external auditor at the completion of the annual examination:

i.	the Company's audited financial statements and related notes;

ii.	the external auditor's audit of the financial statements and their report;

iii.	any significant changes required in the external auditor's audit plan;

iv.	any serious difficulties or disputes with management encountered during the course of the audit; and

v.	other matters related to the conduct of the audit, which are to be communicated to the Committee under International Financial Reporting Standards.

b.	Review and discuss with management and the external auditor at the completion of any review engagement or other examination, the Company's quarterly financial statements.

c.
Review, discuss with management the annual reports, the quarterly reports, the Management’s Discussion and Analysis ("MD&A"), Annual Information Form, 40-F, prospectus, financial press releases and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

d.
Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board.

e.
Inquire of the auditors the quality and acceptability of the Company's accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

f.
Review the Company's compliance with any policies and reports received from regulators. Discuss with management and the independent auditor the effect on the Company's financial statements of significant regulatory initiatives.

g.
Meet with the external auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

h.
Ensure that management has the proper system and procedures are in place so that the Company's financial statements, financial reports and other financial information including all Company disclosure of financial information extracted or derived from the Company’s financial statements, and that they satisfy all legal and regulatory requirements. The Audit Committee shall periodically assess the adequacy of such procedures.

i.
Review with the Company's counsel, management and the independent auditors any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company's financial statements or compliance policies.

j.
Based on discussions with the independent auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements and MD&A on SEDAR and the inclusion of the audited financial statements in the Annual Report on Form 40-F.

4.2           External Auditor

a.
Be responsible for the recommendation to Board and the shareholders for the appointment of the Company's independent auditor and for the compensation, retention and oversight of the work of the independent auditor employed by the Company. The independent auditor shall report directly to the Committee. The Audit Committee shall be responsible to resolve any disagreements between management and the auditors regarding financial reporting.

b.	Consider, in consultation with the external auditor, the audit scope and plan of the external auditor.

c.	Approve the external auditor to be nominated, the cost of their services and review the performance of the auditor, including the lead partner of the external auditor.

d.
Confirm with the external auditor and receive written confirmation at least once per year as to the external auditor's internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the external auditor.

e.	Take reasonable steps to confirm at least annually the independence of the external auditor, which shall include:

i.
ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, consistent with International Financial Reporting Standards, and determine that they satisfy the requirements of all applicable securities legislation including the U.S. Securities and Exchange Commission Independence Standards Board Standard No. 1,

ii.
considering and discussing with the external auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditor; and

iii.
approve in advance any audit or permissible non-audit related services provided by the auditor to the Company with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of all applicable securities regulations with respect to approval of non-audit related serviced performed by the auditor.

f.
Confirm that the lead audit partner for the Company's auditors has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable securities laws.

g.	Review and approve the Company's hiring policies regarding partners, employees and former employees of the present and former independent auditors of the Company.

4.3           Internal Controls and Audit

a.
Review and assess the adequacy and effectiveness of the Company's systems of internal and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

b.	Assess the requirement for the appointment of an internal auditor for the Company.

c.
Inquire of management and the external auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition, inquire of management and the external auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

d.
Review disclosures made to the Committee by the Company's CEO and CFO during their certification process required under applicable Canadian and United States security regulations. Review any significant deficiencies in the design and operation of disclosure controls and procedures and any fraud involving management or other employees who have a significant role in the Company's internal controls.

4.4           General

a.
Conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of "related party transactions" as such term is defined in the applicable securities regulations, and establish appropriate procedures to receive material information about and prior notice of any such transaction.

b.
Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

c.
The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Company, its external legal counsel or external auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

d.	Review the qualifications of the accounting and financial personnel.

e.	Perform any other activities consistent with this Charter, the Company's Articles and governing law, as the Committee or the Board deems necessary or appropriate.

4.5           Oversight Function

While the Committee has the responsibilities and powers set out in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate or are in accordance with the International Financial Reporting Standards (IFRS) and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation's financial information or public disclosure.

5.           Chair of the Committee

The Chair of the Committee:

a.
provides leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

b.
chairs meetings of the Committee, unless not present, including in camera sessions, and reports to the Board of Directors following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

c.	ensures that the Committee meets on a regular basis and at least quarterly;

d.	in consultation with the Chair of the Board and the Committee members, establishes a calendar for holding meetings of the Committee;

e.	establishes the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other parties as applicable;

f.
acts as liaison and maintains communication with the Chair of the Board and the Board to optimize and co-ordinate input from Board members, and to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

g.	reports annually to the Board on the role of the Committee and the effectiveness of the Committee role in contributing to the objectives and responsibilities of the Board as a whole;

h.	ensures that the members of the Committee understand and discharge their duties and obligations;

i.	fosters ethical and responsible decision making by the Committee and its individual members;

j.	together with the Corporate Governance and Nominating Committee, oversees the structure, composition, membership and activities delegated to the Committee from time to time;

k.	ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Committee by consultants;

l.	facilitates effective communication between members of the Committee and management;

m.	addresses all concerns communicated to him under the Company’s Whistleblower Policy and Code of Ethics;

n.	performs such other duties and responsibilities as may be delegated to the Chair by the Board of Directors from time to time.

The Charter will be reviewed annually to reassess its adequacy and any recommended changes will be submitted to the Board for approval.

Last reviewed and approved by the Board on March 1, 2012.

SCHEDULE “B”

DEFINITIONS

CIM Standards Definitions

The term “Qualified Person” means an individual who is an engineer or geoscientist with at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

The term “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic or natural fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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JORC Code Definitions

The term “Competent Person” means a person who is a Member or Fellow of the Australasian Institute of Mining and Metallurgy, or the Australian Institute of Geoscientists, or of a ‘Recognised Overseas Professional Organisation’ included in a list promulgated from time to time. A Competent Person must have a minimum of five years’ experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which that person is undertaking. For example, if the Competent Person is preparing a report on exploration results, the relevant experience must be in exploration. If the Competent Person is estimating, or supervising the estimation of Mineral Resources, the relevant experience must be in the estimation, assessment and evaluation of Mineral Resources. If the Competent person is estimating, or supervising the estimation of ore reserves, the relevant experience must be in the estimation, assessment, evaluation and economic extraction of ore reserves.

The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are subdivided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured, Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

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SCHEDULE “C”

ABBREVIATIONS AND MEASUREMENT CONVERSION

Unless otherwise defined, abbreviations used in this Annual Information Form have the following meanings:

μ	micron
AA	Atomic Absorption
Ag	Silver
Au	Gold
°C	degree Celsius
°F	degree Fahrenheit
Doré	Semi-pure alloy of gold and silver, usually created at a mine site, which is transported to a precious metals refinery for further purification.
μg	microgram
cm	centimetre
cm2	square centimetre
Cu	Copper
ft	foot
g	gram
G	giga (billion)
Gwh	gigawatt-hour
HQ	diamond drill core measuring 6.35 cm in diameter
hr or h	hour
ha	hectare
ICP	Induction Coupled Plasmaspectrometry
in	inch
J	joule
K	kilo (thousand)
kg	kilogram
km	kilometre
km2	kilometres squared
L	litre
lb	pound
m	metre
m2	metres squared
M	mega (million)
mm	millimetre
MW	megawatt
MWh	megawatt-hour
NQ	diamond drill core measuring 4.76 cm in diameter
opt, oz/st	ounce per short ton
oz	Troy ounce/ounce (31.1035g)
Pb	Lead
PQ	diamond drill core measuring 8.5 cm in diameter
RC	reverse circulation
RL	relative elevation
s	second
st	short ton (one short ton equals 0.907 metric tonnes)
stpa	short ton per year
stpd	short ton per day
t	metric tonne (one metric tonne equals 1.102 short tons)
tpa/tpy	metric tonne per year
tpd	metric tonne per day
V	volt
W	watt
yd	yard
Zn	Zinc

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The following table lists Imperial measurements and their equivalent value under the Metric system:

Imperial	Converts to	Metric
1 in	=	2.54 cm
1 ft (12 in)	=	0.3048 m
1 yd (3ft)	=	0.9144 m
1 mile (1760 yd)	=	1.6093 km
1 square in (in2)	=	6.4516 cm2
1 square ft (ft2)	=	0.0929 m2
1 square yd (yd2)	=	0.8361 m2
1 acre (4840 yd2)	=	4046.9 m2
1 square mile (640 acres)	=	2.59 km2
short ton	=	0.907 metric tonnes

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SCHEDULE “D”

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar (noon) for each of the three years ended December 31, 2011, 2010 and 2009, as quoted by the Bank of Canada, were as follows:

	2011	2010	2009
High	1.0604	1.0778	1.3000
Low	0.9449	0.9946	1.0292
Average (1)	0.9891	1.0299	1.1420
Closing	1.0170	0.9946	1.0466

(1) Calculated as an average of the daily noon rates for each period.

On March 21, 2012, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1 = C$0.9931 and C$1= US$1.0069.

Gold, Silver and Copper Prices

Gold Prices

The high, low, average and closing afternoon fixing gold prices per troy ounce for each of the three years ended December 31, 2011, 2010 and 2009, as quoted by the London Bullion Market Association, were as follows:

	2011 ($)	2010 ($)	2009 ($)
High	1,895	1,421	1,213
Low	1,319	1,058	810
Average	1,572	1,225	972
Closing	1,531	1,406	1,088

On March 21, 2012, the closing afternoon fixing gold price per troy ounce, as quoted on the London Bullion Market Association, was $1,649.25.

Silver Prices

The high, low, average and closing silver prices per troy ounce for each of the three years ended December 31, 2011, 2010 and 2009, as quoted by the London Bullion Market Association, were as follows:

	2011 ($)	2010 ($)	2009 ($)
High	48.70	30.70	19.18
Low	26.16	15.14	10.51
Average	35.12	20.16	14.65
Closing	28.18	30.63	16.99

On March 21, 2012, the closing silver price per troy ounce, as quoted on the London Bullion Market Association, was $31.97.

D-1

Copper Prices

The high, low, average and closing official cash settlement copper prices per pound for each of the three years ended December 31, 2011, 2010 and 2009, as quoted by the London Metal Exchange, were as follows:

	2011 ($)	2010 ($)	2009 ($)
High	4.62	4.42	3.33
Low	3.05	2.76	1.38
Average	4.00	3.42	2.35
Closing	3.44	4.42	3.33

On March 21, 2012, the closing official cash settlement copper price per pound, as quoted on the London Metal Exchange, was $3.85.

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